FORM 6-K/A
                              (Amendment No. 1)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                For the Month of January 2005 (January 4, 2005)


                         TECNOMATIX TECHNOLOGIES LTD.
-------------------------------------------------------------------------------
                             (Name of Registrant)


           Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                 Form 20-F   X             Form 40-F
                          ------                    ------


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

             Yes                                No    X
                 ------                            ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

The information included in the form 6-K/A is incorporated by reference to the Registrant's Registration Statement on form F-3/A, registration number 333-115214.

This amendment on Form 6-K/A amends and supercedes in its entirety the Form 6-K of Tecnomatix Technologies Ltd. previously filed on January 4, 2005. The purpose of this amendment on Form 6-K/A is to correct the Date of Report appearing on the cover page to that Form 6-K filing and to correct the date of the event on that original filing. The correct Date of Report appears on the cover page to this Form 6-K/A and the correct date of the event appears below.

On January 4, 2005, Tecnomatix Technologies Ltd. (the "Company") announced that it entered into an Agreement of Merger, dated January 3, 2005 (the "Merger Agreement") with UGS Corp. ("UGS") and a newly formed subsidiary of UGS ("Merger Sub"), pursuant to which, on the terms and subject to the conditions of the Merger Agreement, UGS has agreed to acquire the Company. The acquisition will be accomplished through the merger (the "Merger") of Merger Sub with and into the Company, with the Company as the surviving corporation. Upon the effectiveness of the Merger, the shareholders of the Company will receive cash in the amount of $17.00 per share and the Company will become a wholly owned subsidiary of UGS. Completion of the merger is subject to certain closing conditions, including the approval of the Company's shareholders. A copy of the press release of the Company announcing the entering into of the Merger Agreement is attached hereto as Exhibit A and a copy of the Merger Agreement is attached hereto as Exhibit B.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TECNOMATIX TECHNOLOGIES LTD.


Date:    January 5, 2005                    By: /s/ Jaron Lotan
                                                ----------------------------
                                            Name:   Jaron Lotan
                                            Title:  President and Chief
                                                    Executive Officer

                                 EXHIBIT INDEX
                                 -------------


Exhibit
-------

A. Press release issued by the Company on January 4, 2005 announcing the execution of the Merger Agreement

B. Agreement of Merger, dated as of January 3, 2005, by and among the Company, UGS and Merger Sub

                                                                      EXHIBIT A
                                                                      ---------



Company Contact:                        Company Investor Contact:             Investor Contact:
Tecnomatix Technologies Ltd.            Tecnomatix Technologies Ltd.          The Ruth Group
Jaron Lotan                             Oren Steinberg                        David Pasquale
+972-9-9594891                          +972-9-9594891                        +1-646-536-7006
jaron.lotan@tecnomatix.com              osteinberg@tecnomatix.com             dpasquale@theruthgroup.com




               TECNOMATIX AGREES TO BE ACQUIRED BY UGS FOR $228
                           MILLION OR $17 PER SHARE

           INDUSTRY LEADERS COME TOGETHER TO OFFER THE BEST PLM/MPM
                             SOLUTION TO CUSTOMERS


         Herzlia, Israel, January 4, 2005 - Tecnomatix Technologies Ltd. (NASDAQ-TCNO), a leader in Manufacturing Process Management (MPM), today announced that it has entered into a definitive agreement for all of its outstanding equity to be acquired by Plano, Texas-based UGS, a leading global provider of product lifecycle management (PLM) software and services.

Under the agreement, and subject to the satisfaction of certain customary conditions, including approval by Tecnomatix shareholders and regulatory authorities, shareholders will receive $17.00 per share in cash for each Tecnomatix share they own. This represents a premium of 39% to Tecnomatix's average closing price over the last 60 trading days. The transaction implies a total equity value of $227.7 million (based on 12.2 million shares outstanding and assuming exercise of 2.9 million options).

Tecnomatix's founders and other significant shareholders owning approximately 13% of the outstanding shares have irrevocably committed to vote in favor of the acquisition. The transaction has received the unanimous support of Tecnomatix's Board of Directors and, subject to the receipt of required regulatory approvals, is expected to be completed by the end of the first quarter 2005.

"This agreement with UGS offers an attractive price to our shareholders. This price validates the business value of MPM solutions to leading manufacturing enterprises, as well as the contribution that Tecnomatix and its employees made in developing this marketplace. From an innovative vision only five years ago to over 300 productive enterprise deployments today, the Tecnomatix MPM offering has become the chosen path to manufacturing excellence at the world's leading automotive, aerospace and electronics manufacturers," said Harel Beit-On, chairman of Tecnomatix. "Through this marriage of best-in-class MPM solutions and UGS' leading enterprise PLM expertise, Tecnomatix customers and manufacturers around the world will realize even greater business value and product introduction success."

Jaron Lotan, president and CEO of Tecnomatix said: "UGS is uniquely positioned to acquire Tecnomatix after two years of close collaboration. Joining UGS will enable Tecnomatix to benefit from the vast technical resources, as well as the broader market coverage of this leading enterprise solution provider. This combination will offer customers an integrated IT solution combining UGS' enterprise capabilities with Tecnomatix's industry leading digital manufacturing products and services. Tecnomatix employees can look forward to personal growth as part of UGS."

Commenting from UGS, Tony Affuso, chairman, CEO and president of UGS, stated, "After having worked closely with Tecnomatix for a number of years, we are excited that we will be able to further capitalize on the strengths of both organizations. Given the recent successes of our joint sales initiatives and ongoing product integration efforts, this agreement marks an important extension of our efforts to offer customers comprehensive solutions to their most complicated planning and production issues.

Tecnomatix solutions will provide UGS with expanded offerings in the PLM space for existing UGS customers, as well as new customers in selected industries currently being served by Tecnomatix. We look forward to Tecnomatix employees, with their in-depth knowledge and experience, becoming part of our organization. Following the acquisition, it is UGS' intention to continue to support all existing Tecnomatix customers and solutions."

Tecnomatix is being advised by Morgan Stanley on this transaction.


Note to Investors
-----------------

Tecnomatix plans to mail to its stockholders a Proxy Statement in connection with the transaction. The Proxy Statement will contain important information about Tecnomatix, the transaction and related matters. Investors and security holders are urged to read the Proxy Statement carefully when it is available.

Investors and security holders will be able to obtain free copies of the Proxy Statement, when available, from Tecnomatix by contacting The Ruth Group. In addition, investors and security holders will be able to obtain free copies of other documents filed with the Securities and Exchange Commission (SEC) by Tecnomatix through the web site maintained by the SEC at www.sec.gov or from Tecnomatix.

Information about Tecnomatix
----------------------------

Tecnomatix Technologies Ltd. provides the world's leading Manufacturing Process Management (MPM) solutions for the automotive, electronics, aerospace and other manufacturing and processing industries. Tecnomatix eMPower solutions for MPM enable the design, simulation, and execution of production processes, and provide real-time control and visibility throughout shop-floor operations. More than 5,000 companies worldwide are using eMPower solutions to reduce operating costs, accelerate product introductions, and shorten time-to-volume -- while maintaining high levels of product and process quality. With offices in over 20 countries, Tecnomatix supports such global leaders as BMW, Boeing, Comau, Ford, GM, Mazda, Philips, Schneider Electric and Volkswagen. For more information, visit www.tecnomatix.com.

Information about UGS
---------------------

UGS is a leading global provider of product lifecycle management (PLM) software and services with more than 3.3 million licensed seats and 42,000 clients worldwide. Headquartered in Plano, Texas, the company promotes openness and standardization and works collaboratively with its clients in creating enterprise solutions enabling them to transform their process of innovation and thus begin to capture the value of PLM.




This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                                                       EXHIBIT B
                                                                       ---------



                              AGREEMENT OF MERGER

                          dated as of January 3, 2005

                                 by and among

                                  UGS CORP.,

                         TREASURE ACQUISITION SUB LTD.

                                      and

                         TECNOMATIX TECHNOLOGIES LTD.


                               Table of Contents

                                                                                                   Page





                                   ARTICLE I


                                  THE MERGER

1.1      The Merger.....................................................................................2

1.2      Effective Time; Closing Date...................................................................2

1.3      Effect on Capital Stock........................................................................2

1.4      Adjustments to Merger Consideration............................................................3

1.5      Stock Options..................................................................................3

1.6      Warrants.......................................................................................4

1.7      Articles of Association........................................................................4

1.8      Directors and Officers.........................................................................5

1.9      Surrender of Certificates......................................................................5

1.10     Company's Transfer Books Closed; No Further Ownership Rights in Company Shares.................6

1.11     Lost, Stolen or Destroyed Certificates.........................................................7

1.12     Termination of Exchange Fund...................................................................7

1.13     Further Assurances.............................................................................7


                                  ARTICLE II


                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1      Organization and Qualification; Subsidiaries...................................................7

2.2      Capitalization.................................................................................9

2.3      Authority Relative to this Agreement; Required Vote; Board Approval...........................10

2.4      No Conflict; Required Filings and Consents....................................................11

2.5      Compliance; Permits...........................................................................12

2.6      Company Documents; Financial Statements.......................................................13

2.7      No Undisclosed Liabilities....................................................................14

2.8      Absence of Certain Changes or Events..........................................................14

2.9      Absence of Litigation.........................................................................14

2.10     Employee Matters and Benefit Plans............................................................14

2.11     Title to Property; Leased Property............................................................18

2.12     Taxes.........................................................................................18

2.13     Intellectual Property.........................................................................21

2.14     Contracts.....................................................................................26

2.15     Product Warranties............................................................................28

2.16     Insurance.....................................................................................28

2.17     Customers.....................................................................................28

2.18     Relationships with Affiliates.................................................................28

2.19     Grants, Incentives and Subsidies..............................................................29

2.20     Information Supplied by Company...............................................................30

2.21     Inapplicability of Certain Statutes...........................................................30

2.22     Opinion of Financial Advisor..................................................................30

2.23     Environmental Matters.........................................................................30

2.24     Illegal Payments, etc.........................................................................30

2.25     Encryption and Other Restricted Technology....................................................31

2.26     Brokers.......................................................................................31


                                  ARTICLE III


            REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

3.1      Organization and Qualification; Subsidiaries..................................................31

3.2      Authority Relative to this Agreement; No Buyer Vote Required; Board Approval..................32

3.3      No Conflict; Required Filings and Consents....................................................32

3.4      Absence of Litigation.........................................................................33

3.5      Inapplicability of Certain Statutes...........................................................33

3.6      Ownership and Operations of Merger Subsidiary.................................................33

3.7      Information Supplied by Buyer and Merger Sub..................................................34

3.8      Financing.....................................................................................34

3.9      Financial Resources and Operations after Closing..............................................34

3.10     Brokers.......................................................................................34


                                  ARTICLE IV


                       CONDUCT PRIOR TO THE CLOSING DATE

4.1      Conduct of Business by the Company............................................................34

4.2      Conduct of Business by Buyer..................................................................38


                                   ARTICLE V


                             ADDITIONAL AGREEMENTS

5.1      Proxy Statement; Shareholder Meetings; Merger Notice..........................................38

5.2      Merger Proposal...............................................................................40

5.3      Merger Sub General Meeting....................................................................41

5.4      Notification..................................................................................41

5.5      Governmental Approvals; Reasonable Best Efforts...............................................42

5.6      Confidentiality; Access to Information........................................................44

5.7      No Solicitation...............................................................................44

5.8      Public Disclosure.............................................................................47

5.9      Indemnification...............................................................................47

5.10     Employee Matters..............................................................................48

5.11     Repayment of Bank Hapoalim Loan...............................................................48

5.12     No Affiliate Agreements.......................................................................49

5.13     Israeli Tax Rulings...........................................................................49

5.14     Certain Structure Matters.....................................................................50


                                  ARTICLE VI


                           CONDITIONS TO THE MERGER

6.1      Conditions to Obligations of Each Party to Effect the Merger..................................50

6.2      Additional Conditions to Obligations of the Company...........................................50

6.3      Additional Conditions to the Obligations of Buyer and Merger Sub..............................51


                                  ARTICLE VII


                       TERMINATION, AMENDMENT AND WAIVER

7.1      Termination...................................................................................52

7.2      Effect of Termination.........................................................................53

7.3      Fees and Expenses.............................................................................53

7.4      Amendment.....................................................................................54

7.5      Extension; Waiver.............................................................................55


                                 ARTICLE VIII


                              GENERAL PROVISIONS

8.1      Non-Survival of Representations and Warranties................................................55

8.2      Notices.......................................................................................55

8.3      Construction..................................................................................56

8.4      Counterparts..................................................................................57

8.5      Entire Agreement; Third Party Beneficiaries...................................................57

8.6      Severability..................................................................................58

8.7      Other Remedies; Specific Performance..........................................................58

8.8      Applicable Law................................................................................58

8.9      Rules of Construction.........................................................................58

8.10     Assignment....................................................................................58

8.11     Personal Liability............................................................................58

8.12     Consent to Jurisdiction and Service of Process................................................59

8.13     WAIVER OF JURY TRIAL..........................................................................59

                                   EXHIBITS

Exhibit A - Form of Merger Proposal
Exhibit B - Form of Indemnification Undertaking

                            INDEX OF DEFINED TERMS
                                                                           Page

2003 Option Plan..............................................................3
Acquisition Proposal.........................................................49
affiliate....................................................................60
Agreement.....................................................................1
Antitrust Laws...............................................................45
Buyer.........................................................................1
Buyer Charter Documents......................................................33
Buyer Disclosure Schedule....................................................33
Certificates..................................................................5
Closing.......................................................................2
Closing Date..................................................................2
Commercially Available Software..............................................23
Companies Registrar...........................................................2
Company.......................................................................1
Company 2003 Unvested Option..................................................4
Company Benefit Plan.........................................................15
Company Cash-Out Option.......................................................3
Company Charter Documents.....................................................9
Company Contract.............................................................28
Company Disclosure Schedule...................................................8
Company ERISA Affiliate......................................................16
Company Financial Statements.................................................14
Company Form 20-F............................................................30
Company Intellectual Property................................................22
Company Leases...............................................................19
Company Option Plans..........................................................4
Company Permits..............................................................13
Company Recommendation.......................................................41
Company Reports..............................................................14
Company Shareholder Approval.................................................11
Company Shareholders Meeting.................................................31
Company Shares................................................................2
Company Software.............................................................23
Company Source Code..........................................................26
Company Subsidiaries..........................................................9
Company Subsidiary............................................................9
Confidentiality Agreement....................................................46
Content......................................................................23
Contract.....................................................................28
Copyrights...................................................................22
Domain Names.................................................................22
Effective Time................................................................2
Environmental Laws...........................................................32
ERISA........................................................................16
Escrow Agreements............................................................27
Exchange Act.................................................................12
Exchange Fund.................................................................5
Governmental Entity..........................................................12
Grants.......................................................................30
Hazardous Substance..........................................................32
Indemnification Undertakings.................................................50
Indemnified Party............................................................50
Insurance Policies...........................................................29
Intellectual Property........................................................22
Investment Center............................................................12
IRC..........................................................................16
Israeli Companies Law.........................................................1
Israeli Company Employee.....................................................19
Israeli Company Employees....................................................18
Israeli Option Tax Ruling....................................................52
Israeli Withholding Tax Ruling...............................................52
Knowledge....................................................................60
Law..........................................................................13
Liens.........................................................................9
Loan.........................................................................51
Loan Agreement...............................................................51
Material Adverse Effect.......................................................8
Maximum Premium..............................................................50
Merger........................................................................1
Merger Consideration..........................................................2
Merger Notice................................................................42
Merger Proposal..............................................................42
Merger Sub....................................................................1
Nasdaq.......................................................................12
Notice.......................................................................41
OCS..........................................................................12
Ordinance.....................................................................6
Outside Date.................................................................55
Patent Rights................................................................22
Paying Agent..................................................................5
Payment Date..................................................................4
Permits......................................................................13
Permitted Liens..............................................................19
Person.......................................................................60
Post-Merger Employees........................................................51
Primary IP...................................................................24
Principal Shareholders........................................................1
Proxy Statement..............................................................31
Registered Intellectual Property.............................................24
Registered Intellectual Property Rights......................................22
Representatives..............................................................47
SEC..........................................................................13
Securities Act...............................................................14
Software.....................................................................23
subsidiary...................................................................60
Subsidiary Charter Documents..................................................9
Superior Proposal............................................................49
Surviving Corporation.........................................................2
Tax..........................................................................19
Tax Returns..................................................................20
Taxes........................................................................19
Termination Fee..............................................................56
Trade Practices Act..........................................................12
Trade Secrets................................................................22
Trademarks...................................................................22
U Warrant.....................................................................5
U.S. GAAP....................................................................14
Unaudited Financial Statements...............................................14
Unvested Option Consideration.................................................4
Website......................................................................23

                              AGREEMENT OF MERGER

This AGREEMENT OF MERGER (this "Agreement") is made and entered into as of January 3, 2005, by and among UGS Corp., a Delaware corporation ("Buyer"), Treasure Acquisition Sub Ltd., an Israeli company and a wholly owned subsidiary of Buyer ("Merger Sub"), and Tecnomatix Technologies Ltd., an Israeli company (the "Company").

         WHEREAS, Buyer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the "Merger") in accordance with this Agreement and the Israeli Companies Law-5759-1999 (together with the rules and regulations promulgated thereunder, the "Israeli Companies Law") pursuant to which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Buyer;

         WHEREAS, the Board of Directors of the Company has: (i) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined herein) will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated by this Agreement;

         WHEREAS, (i) the Board of Directors of Merger Sub has determined (A) that the Merger is fair to, and in the best interests of, Merger Sub and its shareholder, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, and (B) to recommend that Buyer, as the sole shareholder of Merger Sub, approve this Agreement, the Merger and the other transactions contemplated by this Agreement; and (ii) the Boards of Directors of each of Buyer and Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

         WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Buyer's willingness to enter into this Agreement, certain shareholders of the Company (the "Principal Shareholders") are executing an undertaking and proxy pursuant to which, among other things, each Principal Shareholder agrees, subject to the terms and conditions therein, to vote all shares owned by such Person in favor of approval of the Merger, this Agreement and the transactions contemplated hereby.

         NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                  ARTICLE I
                                  THE MERGER

         1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Israeli Companies Law, at the Effective Time (as defined herein), Merger Sub (as the target company ("Chevrat Yaad", as such term is used in the Israeli Companies Law) in the Merger) shall be merged with and into the Company (as the absorbing company ("Chevra Koletet", as such term is used in the Israeli Companies Law) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation (the "Surviving Corporation") and shall (a) become a wholly owned subsidiary of Buyer, (b) be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the Israeli Companies Law.

         1.2 Effective Time; Closing Date. The closing of the Merger and the other transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, at a time and on a date to be designated by the parties (the time and date upon which the Closing actually occurs is referred to herein as the "Closing Date"), which shall be no later than the later to occur of: (a) the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied or waived as of the Closing); and (b) the 71st day after the delivery of the Merger Proposal (as defined herein) to the office of the Companies Registrar of the State of Israel (the "Companies Registrar"), or at such other time, date and location as the parties hereto shall mutually agree. The Merger shall become effective upon the issuance by the Companies Registrar of a certificate evidencing the completion of the Merger in accordance with section 323(5) of the Israeli Companies Law. The time at which the Merger becomes effective is referred to herein as the "Effective Time".

         1.3 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

                  (a) Conversion of Company Shares. Subject to Section 1.3(b) hereof, each Ordinary Share, NIS 0.01 par value per share, of the Company (collectively, the "Company Shares") issued and outstanding immediately prior to the Effective Time shall automatically be converted into and represent solely the right to receive US $17.00 in cash, without interest thereon (the "Merger Consideration") for each such Company Share, upon surrender, in the manner provided in Section 1.9, of the certificate that formerly evidenced such Company Share.

                  (b) Buyer-Owned Shares and Shares Owned by the Company. Each Company Share held by the Company or owned by Buyer or any direct or indirect wholly owned subsidiary of the Company or of Buyer immediately prior to the Effective Time shall remain outstanding, and no consideration shall be delivered in exchange therefor.

                  (c) Capital Stock of Merger Sub. Each Ordinary Share, NIS
0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable Ordinary Share, NIS 0.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Corporation.

         1.4 Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split or reverse stock split, stock dividend (including any dividend or distribution of securities exercisable or exchangeable for or convertible into Company Shares), stock issuance or sale, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to the Effective Time.

         1.5 Stock Options.

                  (a) The Company shall use its reasonable best efforts to take any and all actions necessary such that (i) each option to purchase Company Shares outstanding immediately prior to the Effective Time under the Company's 1994 Stock Option Plan, 1996 Stock Option Plan, Performance Based Option Plan, 1996 Directors Stock Option Plan, and the Robcad Technologies
(1980) Ltd. Stock Option Plan, whether or not vested and exercisable immediately prior to the Effective Time and (ii) that portion of each option to purchase Company Shares under the 2003 Global Share Option Plan (the "2003 Option Plan") that is vested and exercisable immediately prior to the Effective Time or shall, in accordance with its terms, become vested and exercisable as of the Effective Time (each such stock option or portion thereof, collectively, a "Company Cash-Out Option"), shall by virtue of the Merger and without any further action on the part of any holder thereof be cancelled immediately prior to the Effective Time and in consideration for such cancellation the holder shall have the right to receive, as soon as practicable following the Effective Time, promptly upon the surrender to the Company of such Company Cash-Out Option, an amount in cash (less any withholding taxes) equal to the product of (A) the number of Company Shares subject to such Company Cash-Out Option immediately prior to the Effective Time and (B) the amount, if any, by which the Merger Consideration exceeds the exercise price per Company Share subject to such Company Cash-Out Option. The Company's 1994 Stock Option Plan, 1996 Stock Option Plan, Performance Based Option Plan, 1996 Directors Stock Option Plan, the Robcad Technologies (1980) Ltd. Stock Option Plan, and the 2003 Option Plan are referred to herein collectively as the "Company Option Plans." Prior to the Effective Time, the Company shall take any and all actions necessary to terminate the Company Option Plans effective as of the Effective Time.

                  (b) The Company shall take any and all actions necessary such that the portion of each option to purchase Company Shares outstanding immediately prior to the Effective Time under the Company's 2003 Global Share Option Plan that is not vested and exercisable immediately prior to the Effective Time and that shall not have become vested and exercisable as of the Effective Time (each such unvested and unexercisable stock option or portion thereof, a "Company 2003 Unvested Option") shall by virtue of the Merger and without any further action on the part of any holder thereof be cancelled as of the Effective Time and in consideration for such cancellation the holder shall have the right to receive, subject to the terms of this Section 1.5(b), an amount in cash equal to the product of (i) the number of Company Shares subject to such Company 2003 Unvested Option and (ii) the amount, if any, by which the Merger Consideration exceeds the exercise price per Company Share subject to such Company 2003 Unvested Option (such amount, the "Unvested Option Consideration"). The Unvested Option Consideration shall be paid to the Company Option holder, as soon as practicable following such dates (each a "Payment Date") and in such proportions as the Company 2003 Unvested Option would have become vested and exercisable absent cancellation of such Company 2003 Unvested Option but, subject to the final sentence of this Section 1.5(b), only if the holder thereof remains employed by, or in the service of, the Surviving Corporation or its Subsidiaries on the applicable Payment Date, such payments to be made without interest and less applicable withholding at the time of payment. The Surviving Corporation shall be responsible for causing such payments to be made when due. Notwithstanding anything in this Agreement to the contrary, in the event that the employment of an individual employed by the Company or a Company Subsidiary otherwise entitled to receive Unvested Option Consideration is, as of a date on or within six months following the Effective Time, terminated by such individual's employer without "Cause" (as defined in the 2003 Option Plan), such individual will be entitled to receive as soon as practicable on or following the effective date of such termination that portion of the Unvested Option Consideration that would have been payable on the next Payment Date following the effective date of such termination; provided that to the extent required to comply with Section 409A of the Code, such payment following termination of employment or service shall be made as of the date which is six months following the effective date of such termination.

                  (c) Buyer shall take appropriate steps to ensure that the Surviving Corporation has sufficient resources to make the payments contemplated by this Section 1.5.

         1.6 Warrants. Unless otherwise agreed between Buyer and the holder of the U Warrant (as defined below), Buyer and the Company shall take all actions necessary to terminate the Warrant, issued and effective as of July 12, 2002, between the Company and Buyer (the "U Warrant"), and any rights to purchase Company shares thereunder.

         1.7 Articles of Association. At the Effective Time, the Articles of Association of the Company shall continue to be the Articles of Association of the Surviving Corporation until thereafter amended in accordance with the Israeli Companies Law and such Articles of Association.

         1.8 Directors and Officers.

                  (a) Prior to the Effective Time, each director of the Company shall tender his or her resignation and such resignation shall become effective as of the Effective Date;

                  (b) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation.

         1.9 Surrender of Certificates.

                  (a) Paying Agent. Prior to the Effective Time, Buyer shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration upon surrender of certificates that immediately prior to the Effective Time represented issued and outstanding Company Shares that were converted into the right to receive Merger Consideration pursuant to Section 1.3 (the "Certificates").

                  (b) Buyer to Provide Merger Consideration. At the Effective Time, Buyer shall deposit with the Paying Agent, for exchange in accordance with this Article I, the Merger Consideration (collectively, the "Exchange Fund"). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Buyer shall promptly make available to the Paying Agent the amounts so required to satisfy such payment obligations in full. The Paying Agent shall deliver the Merger Consideration out of the Exchange Fund in accordance with Section 1.9(c) below. Except as contemplated by this Section 1.9, the Exchange Fund shall not be used for any other purpose.

                  (c) Exchange Procedures. As soon as reasonably practicable after the Effective Time (but no later than three business days thereafter), Buyer shall cause the Paying Agent to mail to each holder of record as of the Effective Time of a Certificate (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate to the Paying Agent), that shall also be in such form and have such other provisions as Buyer and the Company may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificate in exchange for the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time to evidence only the right to receive, upon surrender and without interest, the Merger Consideration into which the Company Shares theretofore represented by such Certificates shall have been converted pursuant to Section 1.3. The exchange procedures shall comply with such procedures as may be required by the Israeli Withholding Tax Ruling, if obtained, and shall permit Buyer (after consultation with the Company) to require holders to provide any information as is reasonably needed to comply with the Israeli Withholding Tax Ruling, if obtained.

                  (d) Transfers of Ownership. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of the payment thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such payment will have paid to Buyer or any agent (including the Paying Agent) designated by it any Taxes (as defined herein) required by reason of such payment to a Person other than the registered holder of the Certificates surrendered, or established to the satisfaction of Buyer or any agent (including the Paying Agent) designated by it that such Tax has been paid or is not payable.

                  (e) Withholding. Each of the Paying Agent, Buyer and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement, to any holder or former holder of Company Shares or options to purchase Company Shares, such amounts as Buyer in good faith determines may be required to be deducted or withheld therefrom under the applicable U.S. Federal backup withholding provisions of the Code, the Income Tax Ordinance of Israel [New Version], 1961, as amended (the "Ordinance"), or under any provision of state, local, Israeli or other foreign law or any other applicable requirement; provided, that with respect to any withholding under the laws or regulations of the State of Israel, the Paying Agent, Buyer and the Surviving Corporation shall act in accordance with the Israeli Withholding Tax Ruling, if obtained. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

                  (f) No Liability. Notwithstanding anything to the contrary in this Section 1.9, neither the Paying Agent, Buyer nor any party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law (as defined herein).

         1.10 Company's Transfer Books Closed; No Further Ownership Rights in Company Shares. At the Effective Time: (a) the share transfer books of the Company shall be deemed closed, and no transfer of any certificates theretofore representing Company Shares shall thereafter be made or consummated; and (b) all holders of Certificates shall cease to have any rights as shareholders of the Company except for any right to receive the Merger Consideration. No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid Certificate is presented to the Paying Agent or to the Surviving Corporation or Buyer, such Certificate shall be canceled and shall be exchanged as provided in Section 1.9.

         1.11 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer or the Paying Agent, the executing of a customary indemnification undertaking or the posting by such Person of a bond in such reasonable amount as Buyer or the Paying Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration into which the Company Shares represented by such Certificate immediately prior to the Effective Time shall have been converted pursuant to Section 1.3.

         1.12 Termination of Exchange Fund. Promptly following the date that is 120 days after the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to Buyer any portion of the Exchange Fund which has not been disbursed to holders of Company Shares (including all interest and other income received by the Paying Agent in respect of the Exchange Fund), and thereafter each holder of a Certificate may only surrender such Certificate to Buyer and (subject to abandoned property, escheat and other similar Laws) receive in consideration therefor the Merger Consideration into which the Company Shares represented by such Certificate immediately prior to the Effective Time shall have been converted pursuant to
Section 1.3, without interest.

         1.13 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, as the case may be, any deeds, bills of sale, assignments, assurances or other documents, or instruments, and to take any other actions and do any other things, in the name and on behalf of the Company or Merger Sub, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger and to otherwise accomplish the purpose and intent of this Agreement and the transactions contemplated hereby.

                                  ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as expressly set forth or referred to in that certain schedule, dated as of the date of this Agreement, from the Company to Buyer and Merger Sub (the "Company Disclosure Schedule"), the Company represents and warrants to Buyer and Merger Sub as follows:

         2.1 Organization and Qualification; Subsidiaries.

                  (a) Each of the Company and the Company Subsidiaries (as defined herein) is a corporation duly organized and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and is duly qualified or licensed as a foreign corporation to do business, and, where such concept is applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had or would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company. For the purposes of this Agreement, "Material Adverse Effect" means, with respect to any party hereto, any event, change, circumstance or state of facts which individually or in the aggregate, when taken together with all other events, changes, circumstances or states of facts occurring or existing at or about the same time, (A) has a material adverse effect on the business, assets, properties, operations, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole,
(B) materially adversely affects the ability of such party to perform its obligations hereunder or (C) prevents or materially delays the ability of such party to consummate the Merger and the other transactions contemplated hereby; provided, however, that the term "Material Adverse Effect" shall exclude events, changes, circumstances and states of facts that result or arise from or relate to: (i) the industry in which such party operates or the economy in any of the countries in which such party operates, but only to the extent that such events, changes, circumstances or states of facts do not have a materially disproportionate effect on such party relative to other similarly situated companies, (ii) an outbreak or escalation of war, armed hostilities, acts of terrorism or political instability, or any governmental or other response to any of the foregoing; provided, however, that such situations do not directly adversely affect a party's operations in a materially disproportionate manner relative to other similarly situated companies, (iii) the announcement of the transactions contemplated hereby (including the identity of Buyer), including any potential or actual disruption of customer demand or purchase orders, or relationships with employees, customers, business partners, suppliers and other constituencies caused by such announcement, and the effects thereof, (iv) any change in applicable accounting requirements or principles, or applicable Laws, rules or regulations; or (v) compliance with the terms of, or the taking of any action required by, this Agreement prior to the Effective Time; and provided, further, that any change in the Company's stock price or trading volume shall not, in and of itself, be deemed to constitute a Material Adverse Effect.

                  (b) Section 2.1(b) of the Company Disclosure Schedule lists each of the Company's subsidiaries (each, a "Company Subsidiary" and, collectively, the "Company Subsidiaries"), the jurisdiction of incorporation of each Company Subsidiary and the Company's equity interest therein, and, if not directly or indirectly wholly owned by the Company, the identity and ownership interest of each of the other owners of such Company Subsidiary. Other than as set forth on Section 2.1(b) of the Company Disclosure Schedule, the Company, directly or indirectly, owns 100% of the outstanding equity interests of each of the Company Subsidiaries. As of the date hereof neither the Company nor any Company Subsidiary has agreed, is obligated to make or is bound (or has bound its property) by any written agreement or contract under which it is legally obligated to make any future investment (in the form of a loan, capital contribution or otherwise) in any other entity (other than the Company or a wholly owned Company Subsidiary) in excess of $300,000 in the aggregate for all such obligations. Other than the Company's interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary directly or indirectly owns any equity, partnership or similar interest in any Person. All of the issued and outstanding shares of capital stock of or other equity interests in each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and all such shares or interests owned by the Company or any Company Subsidiary are owned free and clear of all pledges, hypothecations, claims, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens").

                  (c) The Company has delivered to Buyer a complete and correct copy of the Memorandum of Association and Articles of Association, the By-Laws and all other organization documents of the Company as of the date of this Agreement (together, the "Company Charter Documents"). Such Company Charter Documents and the similar organizational documents of the Company Subsidiaries (the "Subsidiary Charter Documents") are in full force and effect. The Company and all Company Subsidiaries are not in violation in any material respect of any of the provisions of the Company Charter Documents or Subsidiary Charter Documents, as applicable. The Company has heretofore delivered or shall, no later than two weeks following the date hereof, deliver to Buyer a complete and correct copy of all Subsidiary Charter Documents.

         2.2 Capitalization.

                  (a) The registered (authorized) share capital of the Company consists of 20,000,000 Company Shares, NIS 0.01 par value per share. As of December 31, 2004: (i) 12,201,685 Company Shares were issued and outstanding;
(ii) no Company Shares were held by the Company and 1,956,853 Company Shares were held by a Company Subsidiary; (iii) 3,981,501 Company Shares were reserved for issuance upon the exercise of outstanding Company Options; and
(iv) up to 1,592,502 Company Shares were reserved for issuance upon the exercise of the U Warrant. Except as set forth above and for shares issued upon the exercise of outstanding Company Options since December 31, 2004, as of the date of this Agreement, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding by the Company.

                  (b) All issued and outstanding Company Shares are and each Company Share which may be issued pursuant to a Company Option will be duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

                  (c) Section 2.2(c) of the Company Disclosure Schedule sets forth, as of December 15, 2004, the following information with respect to each Company Option outstanding as of such date: (i) the name of the optionee; (ii) the stock option plan under which the Company Option was granted; (iii) the number of Company Shares subject to such Company Option; (iv) the number of shares currently vested and exercisable under such Company Option; (v) the vesting schedule for each Company Option subject to the 2003 Option Plan; (vi) whether any such Company Option subject to the 2003 Option Plan shall vest and become exercisable as a result of the consummation of the Merger; and (vii) the exercise price of such Company Option.

                  (d) Except as set forth in Sections 2.1, 2.2(a) and 2.2(c), as of the date of this Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any Company Subsidiary is a party or by which it is bound obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, extend, or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

         2.3 Authority Relative to this Agreement; Required Vote; Board
Approval.

                  (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to (i) obtaining the Company Shareholder Approval (as defined below), (ii) receipt of required regulatory, administrative and governmental approvals and consents set forth in Section 2.4(b) and (iii) delivery of the documents to the Companies Registrar as described in Sections 5.1 and 5.2, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Subject to the foregoing, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Buyer and Merger Sub, constitutes a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof, except to the extent that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding at law or equity).

                  (b) Subject to the provisions of Section 320(c) of the Israeli Companies Law, the affirmative vote of 75% (seventy-five percent) of the voting shares of the Company present and voting at the Company Shareholders Meeting at which a quorum is present is the only vote required of the holders of any Company Shares necessary to approve the Merger (the "Company Shareholder Approval"). Those shareholders holding collectively at least 33?% (thirty-three and one-third percent) of the issued share capital of the Company (present in person or by proxy) shall constitute the quorum required for the purposes of the Company Shareholders Meeting. Except as provided for in this Section 2.3(b) or in Section 2.4, no vote of: (i) any creditor of the Company, (ii) any holder of any option or warrant granted by the Company (other than obtaining the consent of any such holders as may be required under the Company Option Plans to implement the provisions of Section 1.5); or (iii) any shareholder of any Company Subsidiary is necessary in order to approve this Agreement, or to approve or permit the consummation of the Merger and the other transactions contemplated by this Agreement.

                  (c) The Board of Directors of the Company, at a meeting duly called and held in compliance with the requirements of the Israeli Companies Law and the Company's Articles of Association, has (i) determined that the Merger is fair to, and in the best interests of, the Company and the Company's shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) resolved to recommend that the Company's shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement.

         2.4 No Conflict; Required Filings and Consents.

                  (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any Company Subsidiary, except that consummation of the Merger is subject to obtaining the Company Shareholder Approval, (ii) subject to (x) obtaining the Company Shareholder Approval, (y) receipt of required regulatory, administrative and governmental approvals and consents set forth in Section 2.4(b), and (z) delivery of the documents to the Companies Registrar as described in Sections 5.1 and 5.2, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any Company Subsidiary or by which the Company's or any Company Subsidiary's property is bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any notice or consent pursuant to, or give rise to any rights of termination, amendment, acceleration or cancellation of, or rights to payment under, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or the Company's or any Company Subsidiary's property is bound except to the extent such conflict, violation, breach, failure to give notice or obtain consent, default, losses or other effect would not, in the case of clauses (ii) or (iii), reasonably be expected to have a Material Adverse Effect on the Company.

                  (b) Other than with respect to procedures under the Israeli Companies Law, the execution and delivery of this Agreement by the Company does not and the consummation of the transactions contemplated hereby do not, and the performance of this Agreement and the transactions contemplated hereby by the Company shall not, require any action, consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission or governmental or regulatory authority, U.S. or non-U.S. (a "Governmental Entity"), except (i) for applicable requirements, if any, of
(A) the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act"), (B) the requirements of any Governmental Entity under applicable competition, antitrust or foreign investment or trade regulatory Laws, (C) the approval of the Israeli Investment Center of the Israeli Ministry of Trade, Industry and Labor (the "Investment Center"), (D) the approval of the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry and Labor ("OCS"), (E) the approval, if applicable, of the Israeli Commissioner of Restrictive Trade Practices to the extent required pursuant to the Restrictive Trade Practices Act, 1988 (the "Trade Practices Act"), (F) the required approvals of this Agreement by the Company's shareholders pursuant to Israeli Law, (G) delivery of the required notices described in Sections 5.1 and 5.2, (H) the rules and regulations of the Nasdaq Stock Market ("Nasdaq") and (I) such other filings, notices, permits, authorizations, consents or approvals as may be required by reason of the status of Buyer, Merger Sub or their affiliates and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Company.

         2.5 Compliance; Permits.

                  (a) Excluding labor and employee benefits matters which are exclusively covered in Section 2.10, tax matters which are exclusively covered in Section 2.12, and matters as to Israeli grants, incentives and subsidies which are exclusively covered in Section 2.19, neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of, any law, statute, code, rule, regulation (including regulations or requirements of any stock exchange), order, ordinance, judgment or decree or other pronouncement having the effect of law in the United States, Israel, or any foreign country or any state, county, city or other subdivision of any Governmental Entity (collectively, "Law") applicable to the Company or any Company Subsidiary or by which its or any of their respective properties is bound, except for any such conflicts, defaults or violations that, would not reasonably be expected to have a Material Adverse Effect on the Company.

                  (b) Excluding labor and employee benefits matters which are exclusively covered in Section 2.10, tax matters which are exclusively covered in Section 2.12, and matters as to Israeli grants, incentives and subsidies which are exclusively covered in Section 2.19, the Company and the Company Subsidiaries hold all material franchises, grants, permits, easements, licenses, variances, exemptions, certificates, consents, product listings, establishment registrations, orders and approvals and other authorizations from Governmental Entities to test, manufacture, market, sell or distribute their respective products, to own, lease and operate their respective properties and assets, or carry on their respective businesses as they are now being conducted ("Permits") which are required for the operation of the business of the Company and the Company Subsidiaries taken as a whole (collectively, the "Company Permits"). All such Company Permits are in full force and effect, and as of the date of this Agreement, none of the Company Permits has, during the past three years, been withdrawn, revoked, suspended or cancelled nor is any such withdrawal, revocation, suspension or cancellation pending or, to the Knowledge of Company, threatened in writing. The Company and each Company Subsidiary have been, during the past two years, and are in compliance in all material respects with the terms of the Company Permits and any conditions placed thereon.

         2.6 Company Documents; Financial Statements.

                  (a) Since January 1, 2001, the Company has filed all reports, schedules, forms, registration statements and other documents required to be filed by Company with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, (the "Securities Act"), the Exchange Act and applicable rules and regulations of the SEC thereunder (such filings, the "Company Reports").

                  (b) As of their respective filing dates, the Company Reports complied, in all material respects, with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and applicable rules and regulations of the SEC thereunder, and, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, the Company is a "foreign private issuer" as such term is defined in Rule 3b-4(c) under the Exchange Act.

                  (c) The Company has delivered to Buyer true and correct copies of (i) the audited consolidated financial statements (including any related notes thereto) of the Company and the Company Subsidiaries as of, and for the periods ended, December 31, 2003 and 2002, including audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2003 and 2002 and audited consolidated statements of operations and cash flows for the years ended December 31, 2003 and 2002, together with a signed report of the Company's independent auditors attached thereto (collectively, the "Company Financial Statements") and (ii) the unaudited consolidated financial statements of the Company and the Company Subsidiaries as of, and for the period ended, September 30, 2004, including an unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2004 and an unaudited consolidated statement of operations (but not cash flows) for the period ended September 30, 2004 (the "Unaudited Financial Statements"). The Company Financial Statements were prepared in accordance with the published regulations of the SEC (including regulations relating to the preparation of audited annual financial statements for inclusion in annual reports filed with the SEC) and in accordance with United States generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position for the Company and the Company Subsidiaries as of the date thereof and the consolidated results of their operations, cash flows and changes in financial position for the periods then ended. The Unaudited Financial Statements were prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position for the Company and the Company Subsidiaries as of the date thereof and the consolidated results of their operations (but not cash flows) and changes in financial position for the periods then ended (subject to the absence of footnotes, statements of cash flows and year-end audit adjustments, which adjustments, individually and in the aggregate, are not material).

                  (d) Based on information available to the Company as of the date of this Agreement, the Company expects that its fourth quarter 2004 revenues will not be materially lower than the estimates provided by the Company to the Buyer in a letter from the Company to the Buyer dated as of the date hereof.

         2.7 No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed in a Company Report or on a consolidated balance sheet or in the related notes to consolidated financial statements prepared in accordance with U.S. GAAP and the Exchange Act and the rules and regulations of the SEC promulgated thereunder which are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of the Company and the Company Subsidiaries taken as a whole, except (i) liabilities provided for in the Company's balance sheet as of December 31, 2003 or September 30, 2004 set forth in Company Reports (or in the notes thereto); (ii) liabilities incurred since September 30, 2004 in the ordinary course of business that the Company would have been permitted to incur under Section 4.1; (iii) liabilities permitted to be incurred under this Agreement in accordance with Section 4.1; and (iv) liabilities and obligations under this Agreement and the fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

         2.8 Absence of Certain Changes or Events. Except for the transactions contemplated hereby, since September 30, 2004, (i) the Company and the Company Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and there has not been any event or occurrence which has had or is reasonably likely to have a Material Adverse Effect on the Company and (ii) the Company and the Company Subsidiaries have not taken any of the actions listed in clauses (a) through (u) of Section 4.1.

         2.9 Absence of Litigation. There are not currently any, and since January 1, 2003 there have been no material claims, actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, by or before any Governmental Entity. Neither the Company nor any Company Subsidiary is subject to any outstanding material order, writ, injunction or decree. Since January 1, 2003, there has not been, nor are there currently, any internal investigations or inquiries being conducted by the Company, its Board of Directors (or any committee thereof) or any third party at the request of any of the foregoing concerning fraudulent or deceptive conduct or any material financial, accounting, tax, conflict of interest, self-dealing or other misfeasance or malfeasance issues.

         2.10 Employee Matters and Benefit Plans.

                  (a) For purposes of this Agreement, "Company Benefit Plan" means each material deferred compensation and each material bonus or other incentive compensation, stock purchase, stock option and other material equity compensation plan, program, agreement or broad-based arrangement; each material severance or termination pay, medical, surgical, hospitalization, life insurance and other material "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not subject to ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of section 3(2) of ERISA, whether or not subject to ERISA); each material employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or broad-based arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to or entered into by the Company or by any trade or business, whether or not incorporated ("Company ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of section 4001(b) of ERISA, or to which the Company or a Company ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any Company Subsidiary. The Company has heretofore delivered or shall, no later than two weeks following the date hereof, deliver to Buyer a complete and correct copy of each Company Benefit Plan of the Company and each Company Subsidiary.

                  (b) With respect to each Company Benefit Plan that is a pension or retirement plan that is not mandated by applicable Law, the Company has heretofore delivered or shall, no later than two weeks following the date hereof, deliver to Buyer true and complete copies of each of the following documents, as applicable: (i) a copy of the Company Benefit Plan and any amendments thereto (or if not a written plan, a description thereof); (ii) a copy of the two most recent annual reports and actuarial reports, if required under ERISA or other applicable Law, and the most recent report prepared with respect thereto in accordance with Statement of Financial Accounting Standards No. 87; (iii) a copy of the most recent Summary Plan Description required under ERISA with respect thereto; (iv) if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and (v) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under section 401 of the United States Internal Revenue Code of 1986, as amended (the "IRC").

                  (c) No Company Benefit Plan is subject to Title IV or
section 302 of ERISA. No liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due), except as would not reasonably be expected to have a Material Adverse Effect on the Company.

                  (d) Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

                  (e) Each Company Benefit Plan intended to be "qualified" within the meaning of section 401(a) of the IRC or registered under an analogous provision of non-U.S. Law is so qualified or registered, except as would not reasonably be expected to have a Material Adverse Effect on the Company. To the Knowledge of the Company, no condition exists that would reasonably be expected to adversely affect such qualification or registration, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

                  (f) No Company Benefit Plan provides material medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Company subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

                  (g) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (other than, in the case of clauses (i) and (ii) below, the termination of employment of an employee or officer following the Effective Time), (i) entitle any current or former employee, officer or director of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director, except, in the case of clauses (i) and (ii) above, (x) as required by applicable Law, (y) as set forth in Section 2.10(g) of the Company Disclosure Schedule or (z) the acceleration of vesting with respect to Company Options as contemplated by
Section 1.5 hereof or (iii) result in the payment of any "excess parachute payment" within the meaning of Section 280G of the IRC (or any corresponding provision of U.S. state or local Law). Other than the foregoing, there are no obligations of the Company or any Company Subsidiary to make severance payments in amounts which are materially greater than the amounts prescribed by applicable Law.

                  (h) There are no pending, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits), except as would not reasonably be expected to have a Material Adverse Effect on the Company.

                  (i) Except with respect to Israeli Company Employees (which employees are addressed in Section 2.10(k) below) the Company and the Company
Subsidiaries: (i) are in compliance in all material respects with all applicable federal, state and local Laws, rules and regulations (including without limitation the National Labor Relations Act) respecting employment, employment practices, terms and conditions of employment, wages and hours and workplace safety and are not engaged in any unfair labor practices; and (ii) within the past three years there have not been nor are there any pending administrative charges, arbitration proceedings, or lawsuits brought by or on behalf of any current or former employee or group of current or former employees against the Company or any of the Company Subsidiaries except, in the case of clauses (i) and (ii), as would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company or any Company Subsidiary is now, nor during the last three years has been, the subject of any material complaint, charge, investigation, audit, suit or other legal process with respect to any of its/their employees, independent contractors or consultants by a Governmental Entity. None of the employees of the Company or any Company Subsidiary (in their capacities as such) is, or within the last three years has been, the subject of a representation petition before the National Labor Relations Board or any other Governmental Entity.

                  (j) Within the past five years, except with respect to Israeli Company Employees (which employees are addressed in Section 2.10(k) below), (i) no material work stoppage or labor strike against the Company or any Company Subsidiary has occurred, is pending or, to the Knowledge of the Company, threatened; (ii) neither the Company nor any Company Subsidiary has had Knowledge of any activities or proceedings of any labor union to organize any employees of the Company or any Company Subsidiary; and (iii) neither the Company nor any Company Subsidiary has been or is a party to, or bound by, any collective bargaining agreement or union contract and no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary.

                  (k) With respect to employees of the Company or any Company Subsidiary who reside in Israel (the "Israeli Company Employees"): (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Company Employees, and neither the Company nor any Company Subsidiary has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Company Employees; (ii) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses, withholding requirements and other matters relating to compensation and terms and conditions of employment with respect to their respective Israeli Company Employees; (iii) all of the Israeli Company Employees are "at will" employees subject to termination upon up to thirty (30) days prior written notice under the termination notice provisions included in employment agreements or applicable law; (iv) Company's and the Company Subsidiaries' obligations to provide statutory severance pay to its Israeli Company Employees pursuant to the Severance Pay Law (5723-1963) are fully funded or accrued on the Company's financial statements and (v) there are no pending administrative charges, arbitration proceedings, or lawsuits brought by or on behalf of any current or former Israeli Company Employee or group of current or former Israeli Company Employees against the Company or any of the Company Subsidiaries except, in the case of clauses (ii), (iii), (iv) and (v), as would not reasonably be expected to have a Material Adverse Effect on the Company.

         Other than as set forth on Section 2.10(k) of the Company Disclosure Schedule, (i) the Company does not engage any Israeli employees whose employment would require special licenses or permits and (ii) there are no unwritten Company policies or customs that, by extension, could entitle Israeli Company Employees to benefits in addition to what they are entitled by Law or under the terms of employment agreements (including, by way of example but without limitation, unwritten customs or practices concerning the payment of statutory severance pay when it is not legally required). For purposes of this Agreement, the term "Israeli Company Employee" shall be construed to include consultants and freelancers who devote a majority of their working time in Israel to the business of the Company or a Company Subsidiary (each of whom are identified in Section 2.10(k) of the Company Disclosure Schedule).

         2.11 Title to Property; Leased Property. (a) The Company and each Company Subsidiary has good title to, or in the case of leased properties and assets, valid leasehold interests in, all of their material properties and material assets, free and clear of all Liens, except for: (i) Liens reflected in the balance sheet of the Company, dated as of December 31, 2003, included in the Company Financial Statements, (ii) Liens imposed by Law, such as carriers', warehouseman's, mechanics', materialmen's, landlords', laborers', suppliers', construction and vendors' liens, incurred in good faith in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith by appropriate proceedings as to which the Company has, to the extent required by U.S. GAAP, set aside on its books adequate reserves; (iii) Liens for Taxes either not yet due and payable or which are being contested in good faith by appropriate legal or administrative proceedings; (iv) with respect to leasehold interests, liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee, none of which materially impairs the use of any parcel of property material to the operation of the business of the Company or the value of such property for the purpose of such business; and (v) any minor imperfections of title and Liens which do not materially interfere with the present use of the property affected thereby (collectively, "Permitted Liens"), and (b) all leases pursuant to which the Company or any Company Subsidiary leases from others material real or personal property (collectively, the "Company Leases") are valid, binding and enforceable in accordance with their respective terms on the Company or Company Subsidiary party thereto and in full force and effect, no amounts (other than immaterial amounts the failure of which to pay would not be material) payable under any Company Lease is past due, and there is not, under any of such leases, any existing default or event of default of the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party, except for such failures to be valid, binding or effective and for such defaults or events of default which would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any Company Subsidiary owns any real property. To the Knowledge of the Company, there is no condemnation, expiration or other proceeding in eminent domain pending or threatened, affecting any parcel of real estate covered by the Company Leases or any portion thereof or interest thereon.

         2.12 Taxes.

                  (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or, collectively, "Taxes" means any and all United States, Israeli, federal, provincial, state, local and foreign taxes, assessments and other governmental charges, duties, customs, fees, levies and impositions, including, but not limited to, taxes based upon or measured by gross receipts, gross or net income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, social security, excise, alternative or add-on minimum, estimated and property taxes, together with all interest, inflation linkages, penalties, additions to tax and additional amounts imposed with respect to such amounts.

                  (b) Tax Returns and Audits. Except as set forth in Section 2.12(b) of the Company Disclosure Schedule:

                           (i) the Company and each Company Subsidiary have
timely (after taking into account all extensions) (A) to the Knowledge of the Company, filed all returns and all material estimates, declarations, information statements and reports (including any schedules or attachments thereto) relating to Taxes required to be filed with any governmental taxing authority by the Company and each Company Subsidiary (the foregoing, together with any amendments thereof, "Tax Returns") and such Tax Returns are true and correct and complete in all material respects and (B) paid all Taxes (other than such Taxes as are being contested in good faith by appropriate proceedings) shown as due on such Tax Returns.

                           (ii) no penalty, interest or other charge is due or
has been asserted in writing but not yet paid as of the date hereof, with respect to the late filing of any Tax Return or late payment of any Tax. Neither the Company nor any Company Subsidiary (i) is the beneficiary of any extension to file any Tax Return which has not yet been filed or (ii) has agreed to any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any Tax.

                           (iii) To the Knowledge of the Company, no audit or
other administrative or judicial proceeding of any material Tax Return of the Company or any Company Subsidiary is in progress, nor, to the Knowledge of the Company, has the Company or any Company Subsidiary been notified (including by the Investment Center with respect to the Company's status as an "Approved Enterprise" under Israel's Law for the Encouragement of Capital Investment,
1959) of any request for such an audit or other administrative or judicial proceeding. As of the date hereof, to the Knowledge of the Company, no material claim for assessment or collection of Taxes is presently being asserted against the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is a party to any pending material action, proceeding or investigation by any governmental taxing authority relating to Taxes.

                           (iv) to the Knowledge of the Company, no material
claim by a Governmental Entity in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary may be subject to income taxation by such jurisdiction has been proposed by any Governmental Entity to the Company or any Company Subsidiary or any representative thereof.

                           (v) neither the Company nor any Company Subsidiary
has any liability for any unpaid Taxes which is, individually or in the aggregate, material to the Company, or which has not been accrued for or reserved on the Company's balance sheet dated September 30, 2004, in accordance with U.S. GAAP, other than any liability for unpaid Taxes that may have accrued since September 30, 2004 in connection with the operation of the business of the Company and the Company Subsidiaries in the ordinary course and for which an appropriate reserve has been established.

                           (vi) there are no liens on the assets of the
Company or any Company Subsidiary that arose in connection with the failure to pay Taxes, other than liens for Taxes not yet due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings.

                           (vii) neither the Company nor any Company
Subsidiary (x) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding and does not owe any amount under any such agreement or (y) is liable for the Taxes of any other Person under United States Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

                           (viii) Section 2.12(b)(viii) of the Company
Disclosure Schedule lists each material tax incentive granted to the Company and the Company Subsidiaries under the Laws of the State of Israel (other than incentives generally applicable by way of Law) and currently outstanding, the period for which such tax incentive applies, and the nature of such tax incentive. The Company and each Company Subsidiary have complied with all material requirements of Israeli Law to be entitled to claim all such incentives.

                           (ix) no consent or approval of any Governmental
Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Company or any Company Subsidiary to any such material tax incentive, subject to the receipt of the approval by the Investment Center of the Merger and the other transactions contemplated hereby and assuming the compliance by the Company and the Company Subsidiaries, after Closing, with all applicable regulations and no change in the operation of the Company's or any Company Subsidiary's business by Buyer in a manner which is material to the continued entitlement to such tax incentives.

                           (x) The Company believes that it qualifies as an
"Industrial Holding Company" and that Tecnomatix Ltd. qualifies as an "Industrial Company" according to the meaning of those terms provided in the Law for the Encouragement of Industry (Taxes), 1969. The Company believes that, as of the date of this Agreement, in excess of 25% of the issued and outstanding Company Shares were owned by non-Israeli residents for purposes of the period of tax benefits as an "approved enterprise" under the Law for the Encouragement of Industry (Taxes), 1969. The Company believes that since January 1, 2003, the Company has been a "Foreign Investors' Company", as defined in the Law for the Encouragement of Capital Investments, 1959. The Company has not received any written or, to the Knowledge of the Company, oral indication from the Investment Center or any other Governmental Entity that the Company does not qualify as an "Industrial Holding Company" or "Foreign Investors' Company" or that Tecnomatix Ltd. does not qualify as an "Industrial Company" or that the consummation of the Merger will cause such qualification as an "Industrial Holding Company" or an "Industrial Company", as the case may be, to expire, subject to the receipt of the approval by the Investment Center of the Merger and the other transactions contemplated by this Agreement and assuming no material change in the operation of the Company's or any Company Subsidiary's business by Buyer.

         2.13 Intellectual Property.

                  (a) Definitions. As used herein:

                           (i) "Intellectual Property" means all U.S. and
foreign (A) trademarks, service marks, logos, trade dress, trade names or other source or brand identifying designations or devices ("Trademarks") and Internet domain names ("Domain Names"), together with goodwill, registrations and applications relating to the foregoing; (B) patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, and any patent disclosures, ("Patent Rights"); (C) copyrights, including copyrights in computer software programs, and works of authorship whether registered or unregistered, and mask works, and any pending applications to register the same ("Copyrights"); (D) confidential ideas, trade secrets, computer software, including source code, know-how, works-in-progress, concepts, methods, processes, inventions, invention disclosures, formulae, reports, data, customer lists, mailing lists, business plans, or other confidential and proprietary information ("Trade Secrets"); (E) all rights of privacy and publicity; (F) all "moral" rights of authors and inventors, however denominated throughout the world; and (G) any similar, corresponding or equivalent rights to any of the foregoing;

                           (ii) "Company Intellectual Property" means any
Intellectual Property, including Registered Intellectual Property Rights, owned by or licensed to the Company or any Company Subsidiary which the Company or any Company Subsidiary licenses, sells, offers for sale, markets, manufactures, or otherwise makes commercially available as a product, technology, or service (including products, technology, or services currently under development).

                           (iii) "Registered Intellectual Property Rights"
means all United States, international and foreign registrations and applications for: (A) Patent Rights; (B) Trademarks, including intent-to-use applications; (C) Copyrights; and (D) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other similar document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

                           (iv) "Commercially Available Software" means that
third party Software set forth in Section 2.13(a) of the Company's Disclosure Schedule, which Software is readily available and readily licensable on commercial terms from third parties.

                           (v) "Company Software" means Software, excluding
any Commercially Available Software, which the Company or any Company Subsidiary licenses, sells, offers for sale, markets, manufactures, or otherwise makes commercially available as a product, technology, or service (including products, technology, or services currently under development).

                           (vi) "Software" means all computer software
programs and software systems and subsequent versions thereof developed for or used in Company's business, including all databases, compilations, tool sets, compilers, higher level or proprietary languages, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons, related files, data, materials, manuals, design notes and other items and documentation, whether in source code, object code or human readable form; and

                           (vii) "Website" means, excluding any Commercially
Available Software: (A) the website currently located at the URL http://www.tecnomatix.com, (B) all other websites owned or controlled by the Company or any Company Subsidiary, and all Content and pages contained within each of those websites, hosted anywhere in the world, and (C) all website user information and data collected by the Company or any Company Subsidiary, including but not limited to, email addresses, website logs, clickstream data and cookies, but, in each case, excluding freely available graphic or text content, such as clip art or graphic images licensed from commercial media vendors. For each Website, the Content and pages shall include all computer files and documentation for the current version of the Website and all archived Content and pages in the Company's possession or control. As used herein, the term "Content" means any literary, audio, video, and other information, including editorial content, data, animation, graphics, photographs and artwork, and combinations of any or all of the foregoing, in any tangible or digital formats.

                  (b) The Company and the Company Subsidiaries own or have the right to use all Intellectual Property used in the ordinary course of their business as presently conducted.

                  (c) Section 2.13(c) of the Company Disclosure Schedule sets forth: all Patent Rights and Domain Names owned by the Company or Company Subsidiaries; all registrations or pending applications to register Trademarks or Copyrights owned by the Company or Company Subsidiaries; all Trademarks owned by the Company or Company Subsidiaries that have been used extensively as a trademark or brand in communications with customers of the Company or Company Subsidiaries; and a list of the material Trade Secrets owned by the Company or a Company Subsidiary representing the Company Software and the technology used by the Company.

         For all Intellectual Property listed on Section 2.13(c) of the Company Disclosure Schedule, the Schedule identifies the Company or Company Subsidiary that is the owner.

                  (d) Section 2.13(d) of the Company Disclosure Schedule describes the Company Software currently used in and necessary to the conduct of the business of the Company. To the Knowledge of the Company, other than as set forth in Section 2.13(d) of the Company Disclosure Schedules, the Company Software does not include any open source, shareware, freeware code or other freely available software that is subject to restrictions on use. The Company and all Company Subsidiaries are in full compliance with all open source licenses to which any of the Company Software is subject, which licenses are identified in Section 2.13(d) of the Company Disclosure Schedule and copies of which have been provided to the Buyer.

                  (e) Company or one or more of Company's Subsidiaries have the right to use, pursuant to valid licenses, all software development tools, library functions, compilers and all other third-party software that are material to the operation of the business of the Company as currently conducted or that are required to create, modify, compile, operate or support any software that is or is incorporated into any Company Intellectual Property or any Company Software.

                  (f) The Company or a Company Subsidiary either (i) owns all right, title and interest in and to or (ii) has all rights to use in the manner and to the extent used by the Company or Company Subsidiaries in the ordinary course of business: all Intellectual Property identified on Section 2.13(c) of the Company Disclosure Schedule, all Company Intellectual Property, all Company Software, and the Website (collectively the "Primary IP") and, except as disclosed in Section 2.13(f) of the Company Disclosure Schedules, free and clear of any liens or similar encumbrances.

                  (g) Except as set forth on Section 2.13(g) of the Company Disclosure Schedule and Section 2.13(d) of the Company Disclosure Schedule, the Company has to its Knowledge taken, or will take prior to the Closing, reasonable actions to protect the Primary IP. Section 2.13(c) of the Company Disclosure Schedule contains a complete list of all registered Intellectual Property and applications to register Intellectual Property, which are owned in whole or in part by the Company (collectively, the "Registered Intellectual Property"). Except as disclosed in Section 2.13(g) of the Company Disclosure
Schedule: (i) the Registered Intellectual Property has not been sold, assigned or transferred to a third party, or abandoned or permitted to lapse, and is not the subject of any pending opposition proceedings, pending cancellation proceedings, pending interference proceedings, pending lawsuit naming the Company or any Company Subsidiary as a party or other pending challenges or proceedings of which the Company has Knowledge; (ii) all fees to maintain registrations for Intellectual Property identified as being owned by the Company or any Company Subsidiary have been paid; and (iii) except with regard to third-party Intellectual Property, the Company or a Company Subsidiary has the sole and exclusive right to bring actions for infringement or unauthorized use of the Company Intellectual Property, the Company Software or the Website, and to the Knowledge of the Company, there is no basis for any such action.

                  (h) Except as disclosed in Section 2.13(h) of the Company Disclosure Schedule, the transactions contemplated by this Agreement shall have no effect on the validity and enforceability of any of the Primary IP, and the right, title and interest thereto of the Surviving Corporation immediately after the Effective Time shall be identical to that of the Company's immediately prior to the Effective Time, without the Buyer taking any action, paying any fees, or obtaining any consent.

                  (i) Each of the employees, agents, consultants, contractors or others who have, on behalf of the Company or any Company Subsidiary, contributed to or participated in the discovery, creation or development of any Company Intellectual Property, the Company Software or the Website has assigned, by operation of law or in an express written agreement in favor of the Company, all right, title and interest in such Company Intellectual Property, the Company Software, and the Website, or is a party to a valid "work-for-hire" agreement or subject to a "work-for-hire" relationship under which the Company is deemed to be the original owner/author of all property rights therein. To the Company's Knowledge, none of the Company's officers or employees has entered into any agreement relating to the prohibition or restriction of competition or solicitation of customers, or any other similar restrictive agreement or covenant, whether written or oral, with any Person which would materially inhibit the performance of their duties in connection with the Company's business.

                  (j) Except as set forth in Section 2.19 of the Company Disclosure Schedule, no government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property including Company Software in each case that is owned by the Company or a Company Subsidiary. To the Knowledge of Company, no current or former employee, consultant or independent contractor of Company, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property including Company Software in each case that is owned by the Company or a Company Subsidiary has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Company.

                  (k) Section 2.13(k) of the Company Disclosure Schedule lists all items of Company Intellectual Property or Company Software, in each case that is owned by the Company or a Company Subsidiary, as of the date hereof which were developed with funding provided by or are subject to restriction, constraint, control, supervision, or limitation imposed by any Governmental Entity or quasi-Governmental Entity. Except as set forth in Section 2.13(k) of the Company Disclosure Schedule, (i) other than restrictions generally imposed by any Governmental Entity or quasi-Governmental Entity on software companies subject to the applicable jurisdiction, all Company Intellectual Property and Company Software in each case that is owned by the Company or a Company Subsidiary is freely transferable, conveyable, and/or assignable by Company and/or Buyer to any entity located in any jurisdiction in the world without any restriction, constraint, control, supervision, or limitation that could be imposed by the OCS (or any other Governmental Entity or quasi-Governmental entity) and (ii) other than restrictions generally imposed by any Governmental Entity or quasi-Governmental Entity on software companies subject to the applicable jurisdiction, no restriction, constraint, control, supervision, or limitation whatsoever is currently imposed by the OCS (or any other Governmental Entity or quasi-Governmental Entity) on the place, method and scope of exploitation of any Company Intellectual Property owned by the Company or a Company Subsidiary (including the operation of the business of Company as it is currently conducted, including, without limitation, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of Company Software and any products, technology a services currently under development by Company or any Company Subsidiary).

                  (l) Except as set forth in Section 2.13(k) or disclosed in
Section 2.13(l) of the Company Disclosure Schedule: (i) the Company Software, and all material Software owned by the Company or any Company Subsidiary in the ordinary course of business, is not subject to any transfer or assignment restrictions nor is the Company Software subject to any site, equipment or other operational limitations that would have a Material Adverse Effect; (ii) to the Company's Knowledge, the Company Software has not intentionally been contributed to open source development or intentionally forfeited to the public domain; and (iii) the Company has copies of all releases or separate versions of the Company Software currently in use by the Company or any Company Subsidiary.

                  (m) Except as disclosed in Section 2.13(m) of the Company Disclosure Schedule: (i) to the Company's Knowledge, neither the Company, any Company Subsidiary, nor the Company Software or the development or operation thereof has infringed any Intellectual Property right of any third Person,
(ii) no claim of any such infringement has been made or asserted against any of the Company or any Company Subsidiary; (iii) the Company and Company Subsidiaries have not had written notice of any such claim or, to the Company's Knowledge, oral notice of any such material claim; and (iv) to the Knowledge of the Company, no basis for such a claim exists in connection with the operations, products (including software, equipment, machinery or other devices), processes, methods or activities of the Company or any Company Subsidiary.

                  (n) Except as disclosed in Section 2.13(n) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has taken any of the following actions: (i) disclosing or providing access to the Company Source Code (as defined below), other than pursuant to those source code escrow agreements listed in Section 2.13(p) of the Company Disclosure Schedule, or to employees and consultants of the Company or Company Subsidiaries while bound by confidentiality obligations to the Company; (ii) disclosing any of Company's trade secrets to a third party without an appropriate non-disclosure agreement; (iii) providing access to the Company Software to a third party without restrictions on unauthorized copying, unauthorized sale or transfer, recompilation, disassembly or reverse-engineering and other industry-standard restrictions on use; or (iv) embedding, incorporating or modifying third-party software or other material without adequate permission. "Company Source Code" means, collectively, any software or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Company Software or any product or technology currently under development by Company or any or any Company Subsidiary.

                  (o) Neither this Agreement nor the Merger will result in:
(i) Buyer granting to any third party any additional right to or with respect to any Owned IP; (ii) Buyer's being bound by, or subject to, any additional non-compete or other restriction on the operation or scope of its businesses; or (iii) Buyer's being contractually obligated to pay any royalties or other amounts to any third party in excess of those payable by Company or a Company Subsidiary prior to the Closing Date.

                  (p) Except as set forth in Section 2.13(p) of the Company Disclosure Schedule, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery by Company or any Company Subsidiary or any other party acting on Company's or any Company Subsidiary's behalf to any third party of any Company Source Code, except disclosure to escrow agents pursuant to escrow agent agreements listed in
Section 2.13(p) of the Company Disclosure Schedule. The Company shall, within two weeks of the date hereof, include on Section 2.13(p) of the Company Disclosure Schedule each contract, agreement and instrument by and between Company, or any Company Subsidiary, and any escrow agents pursuant to which Company or any Company Subsidiary has deposited, or is or may be required to deposit, with an escrow holder or any other party, any Company Source Code ("Escrow Agreements"). The execution of this Agreement and the consummation of the Merger or any of the other transactions contemplated by this Agreement, in and of itself, will not result in the release from escrow of any Company Source Code. The Company and the Company Subsidiaries are not currently in breach of any Agreement that would give rise to a third party having the right to release the Company Source Code from escrow. Neither the Company nor any Company Subsidiary is in breach of, nor have either failed to perform under, any Escrow Agreement. To the Company's Knowledge, no other party to any such Escrow Agreement is in breach thereof or has failed to perform thereunder.

                  (q) Except as disclosed in Section 2.13(q) of the Company Disclosure Schedule, to the Company's Knowledge, there have been no material breaches of the Company's security procedures since January 1, 2003.

                  (r) It is the Company's practice to scan, with commercially available virus scan software, the Software currently in use by the Company, the Company Software, the Website and Company's other assets that are capable of being scanned for viruses. To the Company's Knowledge, except as set forth in Section 2.13(r) of the Company Disclosure Schedules, neither the Software currently in use by the Company, the Website or any of the other Company's assets contain "viruses." For the purposes of this Agreement, "virus" means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware. None of the foregoing assets, including the Company Software and the Website, contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which causes the software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any party.

         2.14 Contracts. Section 2.14 of the Company Disclosure Schedule sets forth a true and correct list, as of the date of this Agreement, of each of the following contracts, commitments, licenses, obligations, indentures, deeds of trust or other instruments or agreements (each, a "Contract") to which either the Company or any Company Subsidiary is a party or is bound (each, a "Company Contract"):

                  (a) any Contract to license (i) to any third party the right to manufacture or reproduce any product, service or technology involving amounts in excess of $300,000 per annum or which is otherwise material, or
(ii) from any third party the right to use any material Intellectual Property;

                  (b) (i) any dealer, distributor, or joint marketing agreement currently in force under which the Company or any Company Subsidiary has continuing material obligations to jointly market or distribute any product, technology or service, in each case involving amounts in excess of $300,000 per annum or which is otherwise material, and (ii) any material agreement pursuant to which the Company or any Company Subsidiary has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by the Company or any of its Company Subsidiary;

                  (c) any Contract currently in force to provide source code to any third party (other than the agreements with escrow agents in the ordinary course of business) for any product or technology that is material to the Company and the Company Subsidiaries, taken as a whole;

                  (d) any Contract containing material indemnification or guaranty of obligations of the Company or any Company Subsidiary, other than any Contract of indemnification or guarantee of obligations entered into in the ordinary course of business;

                  (e) any Contract containing any covenant limiting in any material respect the right of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person;

                  (f) any Contract currently in force relating to the disposition or acquisition by the Company or any Company Subsidiary after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company or any Company Subsidiary has any material ownership interest in any Person (other than the Company Subsidiaries);

                  (g) any material mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit other than trade payables incurred and extensions of credit to customers granted in the ordinary course of business; or

                  (h) any Contract not otherwise disclosed pursuant to one of the other clauses of this Section 2.14 involving in excess of $300,000 being paid by or to the Company or any Company Subsidiary in any 12-month period other than purchase orders entered into in the ordinary course of business.

         Each Company Contract is valid and binding on the Company or a Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any Company Subsidiary has any Knowledge of, or has received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation or default under) any Company Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have a Material Adverse Effect on the Company.

         2.15 Product Warranties. Except as would not reasonably be expected to have a Material Adverse Effect on the Company: (a) each product, including software, manufactured, sold, licensed, leased, or delivered by the Company or the Company Subsidiaries has been in conformity with all applicable contractual commitments and all express and implied warranties with respect to such products, (b) none of the Company or the Company Subsidiaries has any liability for replacement or repair thereof or other damages in connection therewith, and (c) no product manufactured, sold, licensed, leased, or delivered by the Company or the Company Subsidiaries is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license, or lease or beyond that implied or imposed by applicable Law. Copies of the standard terms and conditions of sale, license, or lease for the material products of the Company and the Company Subsidiaries have been delivered to Buyer.

         2.16 Insurance. The Company maintains insurance policies covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and the Company Subsidiaries (collectively, "Insurance Policies") which the Company reasonably believes are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company and the Company Subsidiaries. There is no material claim by the Company or any Company Subsidiary pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Neither the Company nor any Company Subsidiary has received any written notice of, or, to the Knowledge of the Company, threats of cancellation or non-renewal of, or, since January 1, 2004 and prior to the date hereof, any material increase of premiums with respect to, any Insurance Policy. Except as set forth in Schedule 2.16 of the Company Disclosure Schedule, no policy will terminate as a result of the transactions described herein.

         2.17 Customers. Set forth in Section 2.17 of the Company Disclosure
Schedule is a complete and correct list of the names and addresses of the 25 most significant customers and distributors based on dollar sales volumes of the Company during the twelve (12) month period ended September 30, 2004 and the amounts for which each such customer or distributor was invoiced during such period. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice that any such customer or distributor has ceased or materially reduced the use or distribution of such products, equipment, goods or services of the Company.

         2.18 Relationships with Affiliates. Except as set forth in Section
2.18 of the Company Disclosure Schedule or the Company's Report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on March 31, 2004 and as amended by Amendment No. 1 dated June 21, 2004 (the "Company Form 20-F") (and identified in the Company Form 20-F as a transaction with a director, officer or affiliate): (i) there are no Contracts or other transactions between the Company or any Company Subsidiary, on the one hand, and any director or executive officer of the Company or any of their respective Affiliates, on the other hand; (ii) no affiliate (as defined in Section 8.3(b)) of the Company or any Company Subsidiary (other than the Company or any Company Subsidiary) is a distributor, supplier, vendor, customer, client, lessor, licensor, debtor, creditor, competitor or service provider to the Company or any Company Subsidiary, (iii) no director or executive officer of the Company or any of their respective Affiliates has any interest in any of the material assets or properties of the Company or any Company Subsidiary, and (iv) there are no other Contracts, transactions, arrangements or agreements of the type listed in Section 270 of the Israeli Companies Law to which the Company or any Company Subsidiary is a party, other than, in any instance, in respect of compensation paid to officers or directors of the Company or any Company Subsidiary. For purposes hereof, the term "Affiliate" means (a) each other member of such individual's Family; and
(b) any Person or entity that is directly or indirectly controlled by such individual or any one or more members of such individual's Family. For purposes of this definition, the "Family" of an individual includes (i) such individual, (ii) the individual's spouse, siblings, or ancestors, (iii) any lineal descendent of such individual, or their siblings, or ancestors or (iv) a trust for the benefit of any of the foregoing. For the purposes hereof, the term "control" means the ownership, directly or indirectly, of 25% or more of the capital stock or other equity interests of such Person or entity.

         2.19 Grants, Incentives and Subsidies. Section 2.19 of the Company Disclosure Schedule provides a complete list as of December 31, 2004 of all outstanding grants, incentives and subsidies (collectively, "Grants") from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Company or any Company Subsidiary, including, without limitation, (i) "approved enterprise status" from the Investment Center and (ii) grants from the OCS. The Company has delivered to Buyer, prior to the date hereof, correct copies of all letters of approval (and other correspondence that evidences changes to the terms of such letters of approval) under which such Grants were granted to the Company or any Company Subsidiary. Section 2.19 of the Company Disclosure Schedule details all material undertakings of the Company or any Company Subsidiary given in connection with the Grants. Without limiting the generality of the foregoing, Section 2.19 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Company or any Company Subsidiary with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company or any Company Subsidiary, in each case as of December 31, 2004. The Company and the Company Subsidiaries are in compliance, in all material respects, with the terms and conditions of their respective Grants and, except as disclosed in Section 2.19 of the Company Disclosure Schedule hereto, have duly fulfilled, in all material respects, all the undertakings relating thereto required to be fulfilled prior to the date hereof. The Company does not have Knowledge of any intention by the OCS to revoke or materially modify any of the Grants or that the OCS believes that the Company is not in compliance, in any material respect, with the terms of any Grant.

         2.20 Information Supplied by Company. None of the information or data (including any financial statements) concerning the Company which will be included in a proxy statement (the "Proxy Statement") to be sent to the shareholders of the Company in connection with the general meeting of the shareholders of the Company held for the purposes of seeking the Company Shareholder Approval (such meeting, the "Company Shareholders Meeting") in accordance with applicable Israeli Law will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and the Proxy Statement will comply with applicable Law in all material respects.

         2.21 Inapplicability of Certain Statutes. Other than the Israeli Companies Law, the rules and regulations of the Nasdaq and Antitrust Laws, the Company is not subject to any Law regarding corporate procedures in business combinations that would apply to the Merger or any other transaction contemplated by this Agreement.

         2.22 Opinion of Financial Advisor. The Board of Directors of the Company has received the written opinion of Morgan Stanley, dated as of the date hereof, to the effect that, as of such date, the Merger Consideration was fair, from a financial point of view, to the holders of Company Shares, and the Company will provide a copy of such written opinion to Buyer promptly and in any event within two business days following the date hereof, such opinion to be substantially consistent with the draft provided to Buyer prior to the execution of this Agreement.

         2.23 Environmental Matters.

                  (a) Except as would not reasonably be expected to have a Material Adverse Effect on the Company: (i) the Company and the Company Subsidiaries are in compliance with all Environmental Laws: (ii) to the Knowledge of the Company, there has been no release of any pollutant, petroleum or any fraction thereof, contaminant or toxic or hazardous material (including toxic mold), substance or waste (each a "Hazardous Substance") on, upon, into or from any site currently or heretofore owned or leased by the Company and the Company Subsidiaries that is reasonably likely to require remediation pursuant to applicable Environmental Laws and (iii) to the Knowledge of the Company, the Company has delivered to Buyer copies of all Phase I or Phase II environmental assessments in the Company's possession, with respect to currently or formerly owned and operated properties, that have been prepared within the last five years.

                  (b) For purposes of this Section 2.23, "Environmental Laws" means any Law relating to (i) releases or threatened releases of Hazardous Substances or (ii) pollution or protection of public health or the environment or worker safety or health.

         2.24 Illegal Payments, etc. In the conduct of their business, neither Company nor any Company Subsidiary nor any of their respective directors, officers, employees or agents, has (a) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other person who was, is or may be in a position to help or hinder the Company or any Company Subsidiaries (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

         2.25 Encryption and Other Restricted Technology. Except as set forth in Section 2.25 of the Company Disclosure Schedule, the Company's business as currently conducted does not require the Company to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended.

         2.26 Brokers. Except for Morgan Stanley, the fees and expenses of which are described in the engagement letters between the Company and such party, true and complete copies of which have been previously provided to Buyer, no agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any broker's, finder's or similar fee or commission from the Company or any affiliate thereof in connection with any of the transactions contemplated by this Agreement.

                                 ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

                  Except as expressly set forth or referred to in that certain schedule, dated as of the date of this Agreement, from the Buyer and Merger Sub to the (the "Buyer Disclosure Schedule"), each of Buyer and Merger Sub represents and warrants to the Company as follows:

         3.1 Organization and Qualification; Subsidiaries.

                  (a) Each of Buyer and Merger Sub is a corporation duly organized, validly existing under the Laws of their respective jurisdictions of organization and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and is duly qualified or licensed as a foreign corporation to do business, and, where such concept is applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect on Buyer.

                  (b) Certificate of Incorporation and Bylaws. Each of Buyer and Merger Sub has previously furnished to the Company complete and correct copies of its certificate of incorporation, bylaws or similar organizational documents as amended to the date of this Agreement (together, the "Buyer Charter Documents"). Such Buyer Charter Documents are in full force and effect. Neither Buyer nor Merger Sub is in violation of any of the provisions of the Buyer Charter Documents.

         3.2 Authority Relative to this Agreement; No Buyer Vote Required; Board Approval.

                  (a) Each of Buyer and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to (i) the receipt of required regulatory, administrative and governmental approvals and consents set forth in Section 3.3(b) and (ii) delivery of the documents to the Companies Registrar as described in Sections 5.1 and 5.2, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Subject to the foregoing, the execution and delivery of this Agreement by Buyer and Merger Sub and the consummation by Buyer and Merger Sub of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Buyer and Merger Sub. This Agreement has been duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the Company, constitutes a valid, legal and binding obligation of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with the terms hereof, except to the extent that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding at law or equity).

                  (b) Other than as set forth herein regarding the approval by the shareholder of Merger Sub, no further vote or other action of the shareholders of Buyer is required by applicable Law, the certificate of incorporation of Buyer, the bylaws of Buyer or otherwise in order for Buyer and Merger Sub to consummate the Merger and the transactions contemplated hereby.

                  (c) The Board of Directors of Merger Sub has (i) determined
(A) that the Merger is fair to, and in the best interests of Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, and (B) to recommend that Buyer, as the sole shareholder of Merger Sub, approve this Agreement, the Merger and the other transactions contemplated by this Agreement. The Boards of Directors of each of Buyer and Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

         3.3 No Conflict; Required Filings and Consents.

                  (a) The execution and delivery of this Agreement by each of Buyer and Merger Sub does not, and the performance of this Agreement by each of Buyer and Merger Sub shall not, (i) conflict with or violate the Buyer Charter Documents or equivalent organizational documents of any of Buyer's subsidiaries, (ii) subject to (x) receipt of required regulatory, administrative and governmental approvals set forth in Section 3.3(b) and (y) delivery of the documents the Companies Registrar as described in Sections 5.1 and 5.2, conflict with or violate any Law applicable to Buyer, Merger Sub or any of their subsidiaries or by which it or their respective properties are bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any notice or consent pursuant to, or give rise to any rights of termination, amendment, acceleration or cancellation of, or rights to payment under, any material Contract to which Buyer, Merger Sub or any of their subsidiaries is a party or by which Buyer, Merger Sub or any of their subsidiaries or their or any of their respective properties are bound, except to the extent such conflict, violation, breach, failure to give notice or obtain consent, default, impairment rights, losses or Liens or other effect would not, in the case of clauses (ii) or (iii), reasonably be expected to have a Material Adverse Effect on Buyer.

                  (b) The execution and delivery of this Agreement by each of Buyer and Merger Sub does not, and the performance of this Agreement and the transactions contemplated hereby by each of Buyer and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of (A) the Exchange Act, (B) the requirements of any Governmental Entity under applicable competition, antitrust, foreign investment laws or trade regulations, (C) the approval of the Investment Center, (D) the approval of the OCS, (E) the approval, if applicable, of the Israeli Commissioner of Restrictive Trade Practices pursuant to the Trade Practices Act, (F) any securities Laws obligations with respect to the Assumed Options; (G) delivery of the required notices described in Sections 5.1 and
5.2 and (H) such other filings, permits, authority, consents or approvals as may be required by reason of the status of the Company and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Buyer.

         3.4 Absence of Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of Buyer or Merger Sub, threatened against Buyer or Merger Sub or any property or rights of Buyer or Merger Sub or any of their subsidiaries, by or before any Governmental Entity, except for those claims, actions, suits or proceedings which would not reasonably be expected to materially adversely affect the ability of Buyer or Merger Sub to perform their obligations hereunder.

         3.5 Inapplicability of Certain Statutes . Neither Buyer nor Merger Sub is subject to any Law regarding corporate procedures in business combinations that would apply to the Merger or any other transaction contemplated by this Agreement other than Antitrust Laws, and other than the Israeli Companies Law, which applies to Merger Sub.

         3.6 Ownership and Operations of Merger Subsidiary. Buyer, directly or indirectly, owns of record and beneficially owns all outstanding shares of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and has engaged in no other business or other activities or incurred any liabilities (other than liabilities to Buyer or its controlled affiliates which are subordinated to liabilities to third parties), other than as contemplated herein.

         3.7 Information Supplied by Buyer and Merger Sub. None of the information or data (including any financial statements) concerning Buyer and Merger Sub which will be included the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of Company or at the time of the Company Shareholders Meeting to be held to obtain the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and the Proxy Statement will comply with applicable Law in all material respects.

         3.8 Financing. Buyer has and will have, immediately prior to, from and after the Effective Time, sufficient cash on-hand and available through existing liquidity facilities (without restrictions on drawdown that would delay payment of the Merger Consideration in accordance with Article I hereof) to make payment of the Merger Consideration and any other amounts payable hereunder and to consummate the transactions contemplated hereby.

         3.9 Financial Resources and Operations after Closing. The Surviving Corporation will have, immediately following the Closing, sufficient financial and other resources such that the Surviving Corporation will be able to fulfill the obligations of the Company and the Company Subsidiaries to their respective creditors for the foreseeable future following the Closing.

         3.10 Brokers. Except for fees and expenses which will be paid by Buyer, no agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any broker's, finder's or similar fee or commission from the Buyer or affiliate thereof in connection with any of the transactions contemplated by this Agreement.

                                  ARTICLE IV
                       CONDUCT PRIOR TO THE CLOSING DATE

         4.1 Conduct of Business by the Company. Except as set forth in
Section 4.1 of the Company Disclosure Schedule, as contemplated by this Agreement or consented to by Buyer in writing (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company shall, and shall cause each Company Subsidiary to, carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws, and use its reasonable best efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and management level employees and (iii) preserve its relationships with material customers, suppliers, distributors, licensors, licensees, brokers, agents, creditors and others with which it has material business dealings (including using reasonable best efforts to have the Company's Chairman assist in the preservation of relationships with material customers following the Effective Time). Without limiting the generality of the foregoing, except as set forth in Section 4.1 of the Company Disclosure Schedule or as contemplated by this Agreement, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), the Company shall not and shall not permit any Company Subsidiary to (unless required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company and any Company Subsidiary, in each case after consultation with counsel and, to the extent reasonably feasible, prior written notification of at least five (5) days to Buyer) do any of the following:

                  (a) accelerate (except in accordance with the terms thereof), amend or change the period of exercisability of options or restricted stock, or reprise options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

                  (b) transfer or license exclusively to any Person or entity or otherwise extend, amend or modify any rights to the material Intellectual Property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any Person future rights to any material Intellectual Property, in each case other than entering into, amending or modifying licenses in the ordinary course of business consistent with past practices;

                  (c) declare, set aside or pay any dividends on (except dividends declared or paid by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company) or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine, reclassify or reorganize, recapitalize, or effect any other like change of any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

                  (d) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Company Subsidiary;

                  (e) issue, deliver, sell (including the sale by any Company Subsidiary of Company Shares and the sale by the Company of any Company Shares held by the Company), authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of stock of the Company or any Company Subsidiary or any securities convertible into or exercisable or exchangeable for shares of stock of the Company or any Company Subsidiary, or subscriptions, rights, warrants or options to acquire any such shares or any securities convertible into or exercisable or exchangeable for such shares, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery or sale of shares of Company Shares pursuant to the exercise of stock options and warrants outstanding as of the date of this Agreement;

                  (f) cause, permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any Company Subsidiary);

                  (g) (i) acquire or agree to acquire any equity interest in or a portion of the assets or property of any Person or division thereof, (ii) otherwise acquire or agree to acquire all or substantially all of the assets of any of the foregoing, or enter into any joint ventures, strategic partnerships or alliances, or (iii) invest in any third party, other than for transactions which in the aggregate do not exceed $250,000;

                  (h) make any capital expenditure, except for capital expenditures which, on a quarterly basis, are not in excess of the average quarterly capital expenditures over the last three quarters of 2004;

                  (i) except in the ordinary course of business consistent with past practice, (i) sell, lease, mortgage, pledge, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer any properties or assets, other than the sale, lease, licensing, encumbrance, conveyance, assignment, sublicensing or disposition of property or assets in any single transaction or series of related transactions having a fair market value not in excess of an aggregate amount of $250,000, (ii) materially modify, amend or terminate any existing material lease, license or Contract affecting the use, possession or operation of any such properties or assets, or (iii) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any owned real property or leased real property or any material part thereof;

                  (j) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, in each case other than in connection with (A) the financing of ordinary course trade payables, (B) borrowings under the Company's existing credit facility or (C) the collection of accounts receivable, notes or commercial paper, in the ordinary course of business consistent with past practice;

                  (k) (i) except pursuant to Company Benefit Plans in existence prior to the date hereof, adopt or amend any material Company Benefit Plan or enter into any employment contract (other than offer letters and agreements that are entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will" with no longer than 60 day termination notice, and who are not officers of the Company); (ii) increase the salaries or wage rates or fringe benefits (including granting or increasing rights to severance or indemnification) (other than increases in the ordinary course of business consistent with past practice or as required by any existing employment agreement or collective bargaining agreements) of its directors, officers, employees or consultants except, in each case, as may be required by Law or any existing Company Benefit Plan; (iii) layoff any manager with the title of Vice President or higher of the Company or any Company Subsidiary (except for termination for "cause") or effect any reduction (which is material with respect to the Company's operations in a particular country) in workforce; or (iv) enter into, or perform, any transaction (other than an immaterial transaction) with or for the benefit of any officer, director or other affiliate of the Company or any Company Subsidiary (other than in the ordinary course of business or pursuant to the agreements set forth in Section 2.18 of the Company Disclosure Schedule).

                  (l) modify, amend or terminate, in any material respect, any Company Contract or waive, delay the exercise of, release or assign any material rights or material claims thereunder, in each case, except in the ordinary course of business consistent with past practice;

                  (m) except as required by Law or by U.S. GAAP, revalue any of its assets or make any material change in accounting methods, principles or practices;

                  (n) enter into, renew or modify any Contracts that, had they been executed on or as of the date hereof, would have been required to be listed in Section 2.14 of the Company Disclosure Schedule, in each case other than Contracts, agreements or arrangements entered into in the ordinary course of business consistent with past practice or that can be terminated or cancelled by the Company without penalty or further payment and without more than 60 days' notice;

                  (o) (i) except as required by Law or by any Governmental Entity and except for elections made in the ordinary course of business, make any material Tax election or Tax accounting method change, or (ii) consent to any extension or waiver of any limitation period with respect to Taxes or
(iii) other than in consultation in good faith with Buyer or as explicitly provided herein, engage in any discussions with any Tax authority relating to any Tax ruling, whether or not initiated prior to the execution of this Agreement;

                  (p) (i) enter into any agreement providing for the employment or consultancy of any person on a full-time, part-time, consulting or other basis or otherwise providing compensation or other benefits to any officer, director, employee or consultant, if the compensation to be paid and payable on an annualized basis to such person (x) will exceed $100,000 or (y) together with the compensation to be paid and payable on an annualized basis to all other such persons hired on or after the date hereof, will increase the Company's annual payroll as compared to its annual payroll as of the date of this Agreement by more than $1,000,000 or (ii) grant rights to severance other than (x) as required by applicable Law or (y) in a manner consistent with the Company's standard practice (so long as, in the case of clause (y), the amount of severance does not exceed that required by applicable Law if the employee were terminated by the Company);

                  (q) pay, discharge, compromise, satisfy, cancel or forgive any debts or claims or rights (or series of rights, debts or claims) involving, individually or in the aggregate, consideration in excess of $100,000 except in the ordinary course of business consistent with past practice and except for regularly scheduled repayments under existing indebtedness;

                  (r) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated hereby;

                  (s) apply for or accept any grants or other funding from the OCS or any other Governmental Entity, other than under currently outstanding applications disclosed on Section 2.19 of the Company Disclosure Schedule, or take any action or fail to take any action in material violation of, or that would adversely affect the terms and conditions of any grants or benefits received or receivable from any Governmental Entity, including without limitation the OCS and the Investment Center;

                  (t) take any of the actions described in Section 4.1(t) of the Company Disclosure Schedule; or

                  (u) agree or commit to take any of the actions described in
Section 4.1(a) through (t).

                  Subject to compliance with applicable Law, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall confer on a regular basis with one or more representatives of Buyer to report on operational matters that are material and other matters reasonably requested by Buyer. The Company shall promptly provide the Buyer with all filings made with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby.

         4.2 Conduct of Business by Buyer. Except as set forth in Section 4.2 of the Buyer Disclosure Schedule, as contemplated by this Agreement or consented to by the Company in writing (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, Buyer shall, and shall cause each Merger Sub to, carry on its business in all material respects in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws, and use its commercially reasonable efforts consistent with past practices and policies to preserve its relationships with material customers, suppliers, distributors, licensors and others with which it has material business dealings. Buyer shall use its commercially reasonable efforts to conduct its business dealings with the Company in a manner substantially consistent with past practice.

                                  ARTICLE V
                             ADDITIONAL AGREEMENTS

         5.1 Proxy Statement; Shareholder Meetings; Merger Notice.

                  (a) As promptly as practicable after the execution and delivery of this Agreement, each of Buyer and the Company shall cooperate (and shall cause their respective counsel, auditors, agents and representatives to cooperate) in the preparation of the Proxy Statement, which shall comply in all material respects with all requirements of applicable Law. The Proxy Statement shall include the recommendation of the Board of Directors to the Company's shareholders that they approve this Agreement, the Merger, and the other transactions contemplated by this Agreement at the Company Shareholders Meeting (the "Company Recommendation"), except to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger as permitted by and determined in accordance with the last sentence of Section 5.7(b).

                  (b) Subject to the terms and conditions set forth in this Agreement, the Company shall take any and all action necessary under the requirements of applicable Law and the Company Charter Documents to, as promptly as practicable, call, give notice (the "Notice") of and hold the Company Shareholders Meeting (and Merger Sub shall call a general meeting of Merger Sub's shareholder) and shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after the date of this Agreement, whether or not at any time subsequent to the date hereof the Board of Directors of the Company determines in compliance with Section 5.7(b) below that it can no longer recommend to the Company's shareholders the Company Recommendation, unless the Company shall have terminated this Agreement pursuant to and in accordance with Section 7.1 hereof. Subject to the notice requirements of the Israeli Companies Law and the regulations thereunder and the Company Charter Documents, the Company Shareholders Meeting shall be held as promptly as practicable after the date hereof (on a date selected by the Company and consented to by Buyer (such consent not to be unreasonably withheld or delayed)). The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Shareholder Meeting in compliance with all applicable Laws, including the Israeli Companies Law, the Company Charter Documents, and the rules of Nasdaq. Without the prior written consent of Buyer, the Company may adjourn or postpone the Company Shareholder Meeting only: (i) if and to the extent necessary to provide any supplement or amendment to the Proxy Statement to Company's shareholders in advance of a vote on this Agreement as contemplated by Section 5.1(c), the Merger and the other transactions contemplated by this Agreement; (ii) if, as of the time for which the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting; or (iii) as may otherwise be required specifically by applicable Law. Except as specifically provided in the preceding sentence, the Company's obligation to call, give notice of, convene and hold the Company Shareholder Meeting in accordance with this Section 5.1(b) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, so long as this Agreement has not been terminated.

                  (c) Each of Buyer and the Company shall cause all documents under this Section 5.1 (and all information that it supplies for inclusion in such filing by the other party) to comply as to form and substance in all material respects with the applicable requirements of Law and the rules and regulations promulgated thereunder, including, as applicable, the Exchange Act and the rules and regulations of Nasdaq, and shall make such filings of such documents with such Governmental Entities as may be required thereby. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, the Company or Buyer, as the case may be, shall promptly inform the other of such occurrence and cooperate in making any necessary filing or mailing to the shareholders such amendment or supplement, as applicable. The Company shall not mail any Proxy Statement, or any amendment or supplement thereto without first providing to Buyer a reasonable opportunity to comment thereon and incorporating any comments as may be reasonably requested in a timely manner by Buyer.

                  (d) At the Company General Meeting, Buyer and Merger Sub shall cause any Company Shares then owned by them and their subsidiaries, if any, to be voted in favor of approval of this Agreement, the Merger and the other transactions contemplated by this Agreement.

                  (e) Promptly following receipt of Company Shareholder Approval, but in no event later than three days after receipt, the Company shall deliver a notice in accordance with the Israeli Companies Law (the "Merger Notice") to the Companies Registrar informing the Companies Registrar of the decision of the Company Shareholders Meeting in accordance with Section 317(b) of the Companies Law.

                  (f) The Company shall notify Buyer promptly of the receipt by the Company of any comments from any Governmental Entity and of any request by any Governmental Entity for amendments or supplements to the Proxy Statement or for additional information and shall consult with Buyer regarding and supply Buyer with copies of all correspondence between the Company or any of its representatives, on the one hand, and a Governmental Entity, on the other hand, with respect to the Proxy Statement.

         5.2 Merger Proposal.

                  (a) Promptly following the execution and delivery of this Agreement, but in no event later than three days after the date hereof, the Company and Merger Sub shall call the Company Shareholder Meeting and the Merger Sub shareholder meeting, respectively, and cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the "Merger Proposal") to be executed in accordance with Section 316 of the Israeli Companies Law and each of the Company and Merger Sub shall deliver the Merger Proposal to the Companies Registrar. The Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform their respective non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.

                  (b) In addition to the foregoing, each of the Company and Merger Sub, shall: (i) publish, on or about the date on which the Merger Proposal is submitted to the Companies Registrar, a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company's registered office or Merger Sub's registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, and (B) in a popular newspaper in the United States; (ii) within four business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the "Material Creditors" (as such term is defined in the regulations promulgated under the Israeli Companies Law), if any, that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) if required, display in a prominent place at the Company's or Merger Sub's working place, a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 5.2), no later than three business days following the day on which the Merger Proposal was submitted to the Companies Registrar. Promptly after the Company and Merger Sub shall have complied with
Section 5.2(a) and clauses (i) and (ii) of this Section 5.2(b), but in any event no later than three business days following the date on which notices to the secured creditors and the notice in clause (i) above were given to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law and in the form prescribed by the regulations promulgated under the Israeli Companies Law, that notice was given to their respective creditors under Section 318(a) of the Israeli Companies Law and the regulations promulgated under the Israeli Companies Law.

         5.3 Merger Sub General Meeting.

                  (a) Upon the satisfaction or waiver of all other conditions for Closing (other than those conditions which by their terms are to be satisfied or waived at the Closing), Merger Sub shall hold its general meeting, and Buyer (as the sole shareholder of Merger Sub) shall adopt and approve this Agreement and approve the Merger and the other transactions contemplated by this Agreement at such general meeting.

                  (b) No later than three (3) days after the adoption and approval of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement by Buyer, as the sole shareholder of Merger Sub, at the Merger Sub general meeting, Merger Sub shall (in accordance with Section 317(b) of the Israeli Companies Law and the regulations thereunder) inform the Companies Registrar of the decision of Merger Sub's general meeting with respect to the Merger

         5.4 Notification.

                  (a) The Company shall give prompt notice to Buyer upon becoming aware that any representation or warranty made by it contained in this Agreement has become or is reasonably likely to become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. In addition, the Company shall give prompt notice to the Buyer of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect on the Company or any Company Subsidiary or otherwise affect adversely the ability for the conditions set forth in Article VI to be satisfied.

                  (b) Each of Buyer and Merger Sub shall give prompt notice to the Company upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Buyer or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. In addition, each of Buyer and Merger Sub shall give prompt notice to the Company of any change or event having, or which could reasonably be expected to materially adversely affect the ability of either Buyer or Merger Sub to perform their obligations hereunder.

         5.5 Governmental Approvals; Reasonable Best Efforts.

                  (a) Israeli Approvals. Each party hereto shall use its reasonable best efforts to deliver and file, as promptly as practicable after the date hereof, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing: (i) as promptly as practicable after the date of this Agreement, the Company and Buyer shall prepare and file any notifications that may be required under the Trade Practices Act in connection with the Merger; (ii) if applicable, the Company and Buyer shall respond as promptly as practicable to any inquiries or requests received from the Israeli Restrictive Trade Practices Commissioner for additional information or documentation;
(iii) Buyer and the Company shall use all reasonable efforts to obtain, as promptly as practicable after the date hereof, (A) approval of the OCS, (B) approval of the Investment Center, (C) the Israeli Option Tax Ruling and the Israeli Tax Withholding Ruling, and (D) any other consents that may be required by any Israeli Governmental Entity in connection with the Merger; and
(iv) Buyer shall provide to OCS, the Investment Center and the Israeli Restrictive Trade Practices Commissioner any information requested by such authorities and shall execute any undertaking in customary form to comply with the OCS Laws or as may be required to obtain OCS approval in connection with the Merger and confirm to the OCS and the Investment Center that the Company shall continue after the Effective Time to maintain a viable research and development center in Israel and operate in a manner consistent with its previous undertakings to the OCS and the Investment Center.

                  (b) Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things under such party's control or which such party is required to do under this Agreement to consummate and make effective, as soon as reasonably practicable, the Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions hereby, use all reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. In addition, Buyer shall not acquire or agree to acquire any other Person to the extent that such acquisition would reasonably be expected to materially delay the satisfaction of, or prevent the satisfaction by the Outside Date of, the conditions set forth in Sections 6.1(a) and (b).

                  (c) Antitrust Filings. Each of the parties hereto shall, as promptly as practicable and before the expiration of any legal deadline, file with any applicable Governmental Entity, any filings, reports, information and documentation required for the transactions contemplated hereby pursuant to any antitrust, competition, foreign investment or trade regulatory Law of any Governmental Entity (collectively, "Antitrust Laws"). Each of the parties hereto shall furnish to each other's counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the Antitrust Laws.

                  (d) Antitrust Approvals. Each of the parties hereto shall use its reasonable best efforts to obtain promptly any clearance required under the Antitrust Laws for the consummation of the Merger and the other transactions contemplated hereby and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity and shall comply promptly with any such inquiry or request. Each of the parties hereto shall promptly and timely respond to a request for additional information from any Governmental Entity. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, Buyer and its subsidiaries shall commit to any divestitures, licenses or hold separate or similar arrangements with respect to their assets or conduct of business arrangements as a condition to obtaining any and all approvals from any Governmental Entity for any reason in order to consummate and make effective, as promptly as practicable, but in no event later than the Outside Date, the Merger, including taking any and all actions necessary in order to ensure that (x) no requirement for non-action, a waiver, consent or approval of any authority enforcing applicable Antitrust Laws or other Governmental Entity, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any Antitrust Laws, would preclude consummation of the Merger by the Outside Date.

                  (e) Cooperation. Each of the parties hereto commits to instruct its counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any such anti-trust issues and, consequently, the expiration of the applicable waiting periods under any other Antitrust Laws at the earliest practicable dates. Such reasonable best efforts and cooperation include, without limitation, counsel's undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing antitrust authority, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such antitrust authority.

                  (f) Notification. Each party hereto shall (i) give the other parties prompt notice of the commencement of any legal or other proceeding by or before any Governmental Entity (including the Israeli Restrictive Trade Practices Commissioner, the OCS, the Investment Center, the Companies Registrar and the SEC) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) promptly inform the other parties of any communication with any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement and (iii) keep the other parties informed as to the status of any such proceeding or communication. The parties to this Agreement will consult and cooperate with one another in connection with any analysis, appearance, discussion, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any proceeding or communication relating to the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any legal requirement, in connection with any such proceeding relating to any such Governmental Entity, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference or telephone call relating to any such proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such proceeding.

         5.6 Confidentiality; Access to Information. The parties acknowledge that the Company and Buyer have previously executed a Confidentiality Agreement, dated as of June 10, 2004 and as modified by the agreement dated November 30, 2004 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms except as otherwise provided herein, and Buyer shall cause Merger Sub to comply with the terms thereof. The Company will afford Buyer and Buyer's officers, employees, financial advisers, financing sources, consultants, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books, records, contracts, financial and operating data and personnel during the period prior to the Effective Time to obtain all information concerning its business, as Buyer may reasonably request and subject to applicable Law. Buyer will hold, and will cause its accountants, counsel, financing sources and other representatives to hold, in confidence all documents and information furnished to it by or on behalf of the Company in connection with the transactions contemplated by this Agreement pursuant to the terms of the Confidentiality Agreement. No information or knowledge obtained by Buyer in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

         5.7 No Solicitation.

                  (a) The Company shall not, nor shall it authorize or permit any Company Subsidiary to, and shall use its reasonable best efforts to cause any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, "Representatives") of, the Company or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Acquisition Proposal, (ii) enter into any agreement (other than a confidentiality agreement entered into in accordance with the provisions hereof) with respect to or approve or recommend any Acquisition Proposal or (iii) other than informing Persons of the existence of the provisions contained in this Section 5.7, participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to the Company in connection with, or take any other action to cooperate in any way with respect to or facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that prior to the receipt of Company Shareholder Approval, the Company may, in response to an unsolicited bona fide Acquisition Proposal which did not result from a breach of this Section 5.7(a) and which the Board of Directors of the Company determines, in good faith, after consultation with appropriate outside counsel, and financial advisors of internationally recognized reputation is reasonably likely to lead to a Superior Proposal, and subject to compliance with Section 5.7(c), (x) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement requiring such party to keep such information confidential on terms which are substantially equivalent to those contained in the Confidentiality Agreement and (y) participate in discussions or negotiations with such Person and its Representatives regarding any Acquisition Proposal. The Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to cause the Company's and the Company Subsidiaries' respective Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any third party conducted heretofore by the Company, any Company Subsidiary or their respective Representatives with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.7(a) by any officer, director or employee of the Company, whether or not acting on behalf of the Company, shall be deemed to be a breach of this
Section 5.7 by the Company.

                  (b) Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify in a manner adverse to Buyer or Merger Sub, or propose to withdraw or modify in a manner adverse to Buyer or Merger Sub, the approval or recommendation by the Board of Directors of the Company of this Agreement, the Merger or the other transactions contemplated by this Agreement, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal or (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing provisions of Section 5.7(a) and this Section 5.7(b), if, prior to the receipt of Company Shareholder Approval, (u) a Superior Proposal has been made and has not been withdrawn, (v) the Company Shareholders Approval has not thereafter been obtained, (w) the Board of Directors of the Company believes in good faith, after consultation with appropriate outside counsel, that any such action is required for the purpose of fulfilling its fiduciary duties under applicable Law, (x) the Board of Directors of the Company has notified Buyer in writing of the belief described in clause (w) above, (y) at least four business days following receipt by Buyer of the notice received in clause (x) above, and taking into account any revised proposal made by Buyer since receipt of the notice referred to in clause (x) above, the Board of Directors of the Company maintains its belief described in clause (w) above, and (z) the Company is in compliance with this Section 5.7, the Board of Directors of the Company may
(A) withdraw or modify its approval or recommendation of this Agreement, the Merger and the other transactions contemplated by this Agreement and/or (B) upon termination of this Agreement in accordance with Section 7.1(f) and concurrent payment of the Termination Fee in accordance with Section 7.3(b), approve and enter into an agreement relating to an Acquisition Proposal that constitutes a Superior Proposal.

                  (c) The Company shall as promptly as practicable (but in any event within one business day) advise Buyer of any Acquisition Proposal, the identity of the Person making any such Acquisition Proposal or inquiry regarding the making of an Acquisition Proposal and the material terms of any such Acquisition Proposal or inquiry. The Company shall (i) keep Buyer informed promptly of the status (including any change to the terms thereof) of any such Acquisition Proposal and (ii) provide to Buyer as soon as practicable after receipt or delivery thereof with copies of the Acquisition Proposal (including any amendments or supplements thereto) and all such other material information provided in writing to the Company by the party making such Acquisition Proposal.

                  (d) Nothing contained in this Section 5.7 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with appropriate outside counsel, failure so to disclose would be inconsistent with the fulfillment of its fiduciary duties or any other obligations under applicable Law.

                  (e) For the purposes of this Agreement:

                           (i) "Acquisition Proposal" shall mean (A) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X, but substituting "20%" for the references to "10%" therein), (B) any proposal for the issuance by the Company of over 20% of its equity securities, (C) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company, or (D) any combination of the foregoing, in each case other than the Merger.

                           (ii) "Superior Proposal" shall mean any bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all its assets or otherwise, on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company's outside legal counsel and financial advisors, (i) to be more favorable taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Buyer to amend the terms of the transactions contemplated hereby) to the shareholders of the Company than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Buyer to amend the terms of the Merger),
         (ii) for which the financing to the extent required, is then committed and (iii) is reasonably likely to be consummated taking into account all regulatory, legal and other aspects of such proposal.

         5.8 Public Disclosure. Except for the joint announcement of the execution and delivery of this Agreement, the timing and content of which have been mutually agreed by the parties hereto, no party hereto shall issue any press release or otherwise make any public announcement with respect to this Agreement, the Merger or the other transactions contemplated hereby or an Acquisition Proposal without first consulting with the other parties and providing the other parties with reasonable opportunity to review and comment upon such press release or public announcement. Notwithstanding the foregoing, if such an announcement is required by applicable Law or any listing agreement with a national securities exchange or quotation system (including Nasdaq) the party required to make such announcement shall provide notice to and a copy of such as promptly as practicable in advance of such announcement and, will use all reasonable efforts to consult with the other party and take the views of the other party in respect of such announcement into account prior to making such announcement.

         5.9 Indemnification.

                  (a) Buyer shall (i) following the Effective Time cause the Surviving Corporation to undertake the indemnification obligations contained in the indemnification undertakings in the form attached hereto as Exhibit B (the "Indemnification Undertakings") and (ii) on the Closing Date, execute and deliver the Indemnification Undertakings, effective as of the Effective Time, to such persons as are set forth on Section 5.9 of the Company Disclosure Schedule (each, an "Indemnified Party"). In the event that any approval by shareholders of the Surviving Corporation is required to give full legal effect to the undertaking in this Section 5.9, Buyer irrevocably undertakes to approve (as the sole shareholder of the Surviving Corporation following the Merger), as soon as practicable following the Effective Time, such undertaking subject to and in accordance with applicable Law. Buyer shall ensure that the provisions in the Articles of Association of the Surviving Company, at any time following the Effective Date, allowing for indemnification and insurance shall not be amended in a manner that would limit the scope of such indemnification and insurance.

                  (b) For a period of seven (7) years after the Effective Time, Buyer shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Buyer may substitute therefor "tail" or other policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less advantageous in the aggregate) with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided, however, that Buyer shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date hereof by the Company for such insurance (such 150% amount, the "Maximum Premium"). If such insurance coverage can only be obtained at an annual premium in excess of the Maximum Premium, Buyer shall obtain and maintain one or more policies with the greatest coverage available for an annual premium equal to the Maximum Premium.

                  (c) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and each party entitled to insurance coverage under Section 5.9(b), respectively, and his or her heirs and legal representatives, and shall be in addition to, and shall not impair, any other rights an Indemnified Party may have under the Company Charter Documents or the Subsidiary Charter Documents, as applicable, or the comparable organization documents of the Surviving Corporation or any of its Subsidiaries, under applicable Law or otherwise. Buyer shall ensure that the Surviving Corporation complies with all of its obligations under this
Section 5.9.

                  (d) In the event that Buyer or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, Buyer shall cause proper provisions to be made so that the successors and assigns of Buyer or the Surviving Corporation assume the obligations set forth in this Section 5.9 and under the Indemnification Undertakings. The obligations of Buyer and the Surviving Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this
Section 5.9 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

                  (e) Buyer's obligations pursuant to Sections 5.9(a) and (b) are subject to obtaining such approvals, if any, as are required by applicable Law to be obtained prior to Closing (which approvals the Company is permitted to obtain).

         5.10 Employee Matters. It is Buyer's intent to cause the Surviving Corporation to provide individuals who are employed by the Company and the Company Subsidiaries immediately prior to the Effective Time (the "Post-Merger Employees") with compensation and benefits that are no less favorable in the aggregate than those provided either (i) to such Post-Merger Employees immediately prior to the Effective Time or (ii) by Buyer to similarly situated employees of Buyer.

         5.11 Repayment of Bank Hapoalim Loan. Buyer shall take all such actions as are necessary in order to prepay in its entirety, to Bank Hapoalim B.M., the loan (the "Loan"), made pursuant to the Letter of Intent to Provide Credit Line, dated April 27, 2003, and related documentation (collectively, the "Loan Agreement") either at Closing or after Closing on any interest roll-over date referenced in the Loan Agreement, as consented to in the letter from Bank Hapoalim B.M. to the Company dated January 3, 2005.

         5.12 No Affiliate Agreements. The Company shall cause all outstanding loans to its Affiliates to be paid in full prior to the Effective Time and shall terminate, or cause the termination of, all contracts or other agreements of the Company set forth on Section 5.12 of the Company's Disclosure Schedule.

         5.13 Israeli Tax Rulings.

                  (a) As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling confirming that the cancellation of the Company 2003 Unvested Options that are subject to Section 102 of the Ordinance in consideration for the right to receive the Unvested Option Consideration pursuant to Section 1.5(b) will not result in a taxable event with respect to such Company Stock Options, unless and until the holders of such Company 2003 Unvested Options receive the Unvested Option Consideration in accordance with the provisions of Section 1.5(b) (which ruling may be subject to customary conditions regularly associated with such a ruling) (the "Israeli Option Tax Ruling"). Each of the Company and Buyer shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities and to cooperate with each other, with respect to the Company's preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Option Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Option Tax Ruling, as promptly as practicable.

                  (b) As soon as reasonably practicable after the execution of this Agreement, Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling either (x) exempting Buyer, Paying Agent and Surviving Corporation from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement as part of the Merger Consideration, or clarifying that no such obligation exists; or (y) clearly instructing Buyer, Paying Agent or Surviving Corporation how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Company Shares or Company Stock Options from which tax is to be withheld (if any), the rate or rates of withholding to be applied (the "Israeli Withholding Tax Ruling"). Each of the Company and Buyer shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities and to cooperate with each other with respect to the Company's preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Withholding Tax Ruling, as promptly as practicable.

         5.14 Certain Structure Matters. The Company shall use commercially reasonable efforts to cooperate with Buyer in implementing a structure for the Company and the Company Subsidiaries that would be efficient from a Tax perspective for the Buyer as of and after the Effective Time; provided, however, that the Company shall not be required to take any actions prior to Closing that the Company believes in good faith could reasonably be expected to be adverse, in any material respect, to the interests of the Company or its shareholders if the Merger is not consummated.


                                  ARTICLE VI
                           CONDITIONS TO THE MERGER

         6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of Buyer and the Company:

                  (a) No Order; Antitrust Approvals. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All material approvals and waiting periods under the Antitrust Laws, if any, required to be obtained or to have expired, as the case may be, prior to the Merger in connection with the transactions contemplated hereby shall have been obtained or expired, as the case may be.

                  (b) Israeli Governmental Entity Approvals. All Israeli Governmental Entity approvals required pursuant to Israeli legal requirements for the consummation of the Merger (except for the Israeli Option Tax Ruling and the Israeli Withholding Tax Ruling) shall have been obtained including, without limitation, the approvals of the OCS, the Investment Center and, if applicable, the Israeli Commissioner of Restrictive Trade Practices.

                  (c) Shareholder Approvals. The Company Shareholder Approval shall have been obtained.

         6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the
Company:

                  (a) Representations and Warranties. The representations and warranties of Buyer and Merger Sub contained in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or Material Adverse Effect limitation) has not had and would not reasonably be expected to have a Material Adverse Effect on Buyer. The Company shall have received a certificate with respect to the foregoing signed on behalf of each of Buyer and Merger Sub by an executive officer of Buyer or Merger Sub, respectively.

                  (b) Agreements and Covenants. Each of Buyer and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of each of Buyer and Merger Sub by an executive officer of Buyer or Merger Sub, respectively.

         6.3 Additional Conditions to the Obligations of Buyer and Merger Sub. The obligations of each of Buyer and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

                  (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or Material Adverse Effect limitation) has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Each of Buyer and Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an executive officer of the Company.

                  (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and each of Buyer and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company.

                  (c) No Material Adverse Effect. Since the date hereof, there shall have been no Material Adverse Effect with respect to the Company.

                  (d) Receipt of Director Resignations. Each of the directors of the Company shall have tendered his or her resignation, effective at the Effective Time.

                  (e) Delivery of Financial Statements. The Company shall have delivered to Buyer a true and correct copy of the audited consolidated financial statements (including any related notes thereto) of the Company and the Company Subsidiaries as of, and for the period ended, December 31, 2004, including an audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2004 and audited consolidated statements of operations and cash flows for the year ended December 31, 2004, together with a signed report of the Company's independent auditors attached thereto, which report will be unqualified.

                                 ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

         7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

                  (a) by mutual written consent duly authorized by the Boards of Directors of Buyer and the Company;

                  (b) by written notice of either Buyer or the Company:

                           (i) if the Merger is not consummated on or before
July 31, 2005 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement, has been the cause of, or results in, the failure of the Merger to occur on or before such date;

                           (ii) if any Governmental Entity issues an order,
decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

                           (iii) if, upon a vote at a duly held meeting (or at
any adjournment or postponement thereof) to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained.

                  (c) by written notice of Buyer, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.1 or 6.3, and (ii) cannot be or has not been cured within 60 days after the giving of written notice to the Company of such breach;

                  (d) by written notice of the Company, if Buyer or Merger Sub breaches or fails to perform in any material respect of any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.1 or 6.2, and (ii) cannot be or has not been cured within 60 days after the giving of written notice to Buyer of such breach;

                  (e) by written notice of Buyer, if (i) the Board of Directors of the Company shall have withdrawn or adversely modified, or shall have resolved to withdraw or adversely modify, the Company Recommendation; or
(ii) the Board of Directors of the Company shall have approved or recommended, shall have resolved to approve or recommend, to the stockholders of the Company, an Acquisition Proposal (other than the Merger); and

                  (f) by the Company, if the Company (i) receives an unsolicited Superior Proposal, (ii) resolves to accept such Superior Proposal,
(iii) shall have given Buyer three business days' prior written notice of its intention to terminate pursuant to this provision, and (iv) such proposal continues to constitute a Superior Proposal taking into account any revised proposal made by Buyer during such three business day period; provided, however, that such termination shall not be effective until such time as payment of the Termination Fee required by Section 7.3(b) shall have been made by the Company; provided, further, that the Company's right to terminate this Agreement under this Section 7.1(f) shall not be available if the Company is then in breach of Section 5.7.

         7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Buyer as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any Liability or obligation on the part of Buyer, Merger Sub or the Company, other than the penultimate sentence of Section 5.6, this Section 7.2, Section 7.3 and Article VIII, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement.

         7.3 Fees and Expenses.

                  (a) Except as provided below, all fees and expenses incurred in connection with the Merger shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with filing, printing and mailing the Proxy Statement shall be shared equally by Buyer and the Company whether or not the Merger is consummated. In the event that any stamp duties are due to be paid in connection with the execution or performance of this Agreement, such duties shall be shared equally by Buyer and the Company, except that if the Merger is not consummated as a result of the breach by a party of any of its representations, warranties or covenants hereunder, such duties shall be paid wholly by such party.

                  (b) In the event that (1) Buyer is not then in breach in any material respect of any of its representations, warranties and covenants contained in this Agreement, which breach would or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.1 or 6.2, and this Agreement is terminated pursuant to Section 7.1(b)(iii) or
Section 7.1(e) or (2) this Agreement is terminated pursuant to Section 7.1(f), then the Company shall pay to Buyer concurrently with termination, by wire transfer of same-day funds, a fee of $7,000,000 (the "Termination Fee"); provided, that if this Agreement is terminated pursuant to Section 7.1(b)(iii), then the Company shall pay to Buyer a Termination Fee only if an Acquisition Proposal has been announced and not publicly withdrawn prior to the date of the Company Shareholder Meeting.

                  (c) If (i) after the date of this Agreement, any Person publicly announces an Acquisition Proposal which has not been publicly withdrawn and (ii) this Agreement is terminated by Buyer pursuant to Section 7.1(c) and at the time of termination Buyer is not in breach in any material respect of any of its representations, warranties and covenants contained in this Agreement, which breach would or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.1 or 6.2, then the Company shall pay to Buyer concurrently with termination, by wire transfer of same-day funds a fee equal to 50% of the Termination Fee. If, within 12 months after the date of this Agreement the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by such Acquisition Proposal, then, if such Acquisition Proposal is consummated, the Company shall pay to Buyer by wire transfer of same-day funds the remaining 50% of the Termination Fee on the date of consummation of such Acquisition Proposal.

                  (d) If applicable, the Termination Fee shall not be payable more than once pursuant to this Section 7.3.

                  (e) In the event that the Termination Fee is payable to Buyer pursuant to Sections 7.3(b) or (c), the Company shall, in addition to payment of the Termination Fee, reimburse Buyer for the out-of-pocket expenses of Buyer and its financing sources, including, without limitation, the reasonable fees and expenses payable to their legal, accounting, financial and professional advisers, relating to the Merger or the transactions contemplated by this Agreement, but, in no event, more than $1,000,000.

                  (f) Solely for the purposes of the last sentence of Section 7.3(c), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 5.7(e), except that all references to "20%" shall be changed to "50%".

                  (g) If the Company fails to promptly make any payment required under this Section 7.3 and Buyer commences a suit to collect such payment, then, to the extent that the Buyer prevails in any such action, the Company shall indemnify Buyer for its fees and expenses (including reasonable attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate of Citibank, N.A. (or its successors or assigns) in effect on the date the payment was payable.

         7.4 Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Buyer, Merger Sub and the Company; provided, however, that after the vote by the shareholders of the Company, there shall not be made any amendment that by Law requires further approval by such shareholders without the further approval of such shareholders.

         7.5 Extension; Waiver. At any time prior to the Closing Date, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                 ARTICLE VIII
                              GENERAL PROVISIONS

         8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Buyer and Merger Sub contained in this Agreement shall terminate and be of not further force and effect as of the Closing, and only the covenants that by their terms contemplate performance after the Closing shall survive the Closing.

         8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

                  (a)      if to Buyer, to:

                           UGS Corp.
                           5800 Granite Parkway
                           Suite 600
                           Plano, Texas 75024
                           Fax:  972-987-3385
                           Attn: Thomas Lemberg
                                 Senior Vice President,
                                 General Counsel & Secretary

                           with a copy to:

                           Ropes & Gray LLP
                           One International Place
                           Boston, MA 02110
                           Fax:  617-951-7050
                           Attention: David C. Chapin, Esq.

                           and to:

                           Yigal Arnon & Co.
                           22 Rivlin Street
                           Jerusalem 94263 Israel
                           Fax:  972-2-623-9236
                           Attention: Barry Levenfeld, Adv.

                  (b)      if to the Company, to:

                           Tecnomatix Technologies Ltd.
                           Delta House, 16 Abba Eban Ave.
                           Herzlia 46120 Israel
                           Fax:  972-9-954-4402
                           Attn:  Efrat Safran
                                  General Counsel and Corporate Secretary

                           with a copy to:

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           Four Times Square
                           New York, NY 10036
                           Fax:  212-735-2000
                           Attention:  David J. Friedman, Esq.

                           and to:

                           Meitar, Liquornik, Geva & Leshem Brandwein
                           16 Abba Hillel Silver Road
                           Ramat Gan 52506 Israel
                           Fax:  972-3-610-3111
                           Attention:  Dan Shamgar, Adv.

         8.3 Construction.

                  (a) For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (ii) references herein to "Articles," "Sections," "subsections" and other subdivisions, and to Exhibits, Schedules, Annexes and other attachments, without reference to a document are to the specified Articles, Sections, subsections and other subdivisions of, and Exhibits, Schedules, Annexes and other attachments to, this Agreement and each item disclosed in the Company Disclosure Schedule or the Buyer Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement; (iii) a reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears; (iv) the words "herein," "hereof," "hereunder," "hereby" and other words of similar import refer to this Agreement as a whole and not to any particular provision; (v) the words "include," "includes" and "including" are deemed to be followed by the phrase "without limitation"; (vi) all accounting terms used and not expressly defined herein have the respective meanings given to them under U.S. GAAP, as applicable; (vii) when an item is described as having been "delivered", it was included in a "data room" located at the London offices of Skadden, Arps, Meagher, Slate & Flom LLP or otherwise provided by the Company or its Representatives to Buyer or its Representatives; and (viii) all references to "dollars" or "$" are to United States dollars and all references to "NIS" are to New Israeli shekels.

                  (b) For the purposes of this Agreement, the term "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

                  (c) For the purposes of this Agreement, the term "Knowledge" means with respect to a party hereto, with respect to any matter in question,
(i) the actual knowledge of the directors and executive officers of such party and (ii) the knowledge that any of such persons would be reasonably expected to have after making reasonable inquiry of those persons employed by the Company and its subsidiaries or Buyer and its subsidiaries, as the case may be, and such party's outside advisors, in each case, who would reasonably be expected to have actual knowledge of the fact or other matter in question.

                  (d) For the purposes of this Agreement, the term "Person" means individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, Governmental Entity or other legal entity.

                  (e) For purposes of this Agreement, the term "subsidiary" of any Person shall mean any Person of which such first Person (either alone or through or together with one or more of it subsidiaries) owns, directly or indirectly, 50% or more of the capital stock or other equity interests, the holders of which are (i) generally entitled to vote for the election of the board of directors or other governing body of such Person or (ii) generally entitled to share in the profits or capital of such Person.

         8.4 Counterparts. This Agreement may be executed in one or more counterparts (including counterparts executed and delivered by facsimile, which shall be as counterparts executed and delivered manually), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

         8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule and the Buyer Disclosure Schedule:
(a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement except as provided in Section 7.2 hereof; and (b) except as set forth in Section 5.9, are not intended to confer upon any other Person any rights or remedies hereunder.

         8.6 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

         8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         8.8 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any other jurisdiction; provided, however, that (a) any matter involving the internal corporate affairs of the Company or any party hereto shall be governed by the provisions of the jurisdictions of its incorporation and (b) the form and content of the Merger and consequences thereof shall be governed by the Israeli Companies Law.

         8.9 Rules of Construction. The parties hereto agree that they have jointly drafted and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

         8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         8.11 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect shareholder of the Company or Buyer or any officer, director, employee, agent, representative or investor of any party hereto.

         8.12 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR, TO THE EXTENT NOT AVAILABLE, STATE COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED ONLY IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

         8.13 WAIVER OF JURY TRIAL. EACH OF BUYER, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.



                           [Signature page follows.]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.


                                        TECNOMATIX TECHNOLOGIES LTD.


                                         By: /s/ Harel Beit-On
                                             -------------------------------
                                            Name:  Harel Beit-On
                                            Title: Chairman


                                         UGS CORP.


                                         By: /s/ A. J. Affuso
                                             -------------------------------
                                            Name:  A. J. Affuso
                                            Title: Chairman, CEO and President


                                         TREASURE ACQUISITION SUB LTD.


                                         By: /s/ Barry Levenfeld
                                             -------------------------------
                                            Name:  Barry Levenfeld
                                            Title: Director